

InterContinental Hotels Group PLC
Full Year Results to 31 December 2024

18 February 2025

Strong performance with operating profit from reportable segments[1] +10% and Adjusted EPS[1] +15%; signings +34%; over $1bn returned to shareholders; confident in long-term growth drivers

	2024	2023	% change	Underlying[1] % change
Results from reportable segments[1]:				
Revenue[1]	$2,312m	$2,164m	+7%	+7%
Revenue from fee business[1]	$1,774m	$1,672m	+6%	+7%
Operating profit[1]	$1,124m	$1,019m	+10%	+12%
Fee margin[1]	61.2%	59.3%	+1.9%pts	
Adjusted EPS[1]	432.4¢	375.7¢	+15%	
IFRS results:				
Total revenue	$4,923m	$4,624m	+6%	
Operating profit	$1,041m	$1,066m	(2)%	
Basic EPS	389.6¢	443.8¢	(12)%	
Total dividend per share	167.6¢	152.3¢	+10%	
Net debt[1]	$2,782m	$2,272m	+22%	

1. Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Trading and revenue
- Global RevPAR[1] +3.0% (Q4 +4.6%), Americas +2.5% (Q4 +4.6%), EMEAA +6.6% (Q4 +6.9%) and Greater China -4.8% (Q4 -2.8%); US RevPAR +1.7%, accelerating from +0.6% in H1 to +2.6% in H2 (Q4 +4.1%)
- Average daily rate +2.1%, occupancy +0.6%pts
- Total gross revenue[1] $33.4bn, +6%

System size and pipeline
- Gross system growth +6.2%; net system growth +4.3%
- Opened 59.1k rooms (371 hotels), +23% YOY; global estate of 987k rooms (6,629 hotels)
- Signed 106.2k rooms (714 hotels), +34% YOY; new build signings +3% YOY, conversions +88% YOY; global pipeline of 325k rooms (2,210 hotels), +10% YOY
- Opened 23.6k rooms (147 hotels) in Q4, +23% YOY and the second-largest ever quarter of openings
- Signed 30.0k rooms (201 hotels) in Q4, +6% YOY and also one of the largest quarters of signings

Margin and profit
- Fee margin[1] 61.2%, up +1.9%pts, driven by strong trading together with new and growing ancillary fee streams
- Operating profit from reportable segments[1] of $1,124m, up +10.3%, includes a $16m adverse currency impact
- IFRS operating profit of $1,041m includes System Fund and reimbursables loss of $83m (2023: $19m profit) driven by the planned reduction of prior System Fund surplus noted in the first half of the year, and net $nil exceptional items (2023: $28m exceptional profit)
- Adjusted EPS[1] of 432.4¢, up +15.1%, includes adjusted interest expense[1] of $165m (2023: $131m), an adjusted tax[1] rate of 27% (2023: 28%) and a 4.6% reduction in the basic weighted average number of ordinary shares

Cash flow and net debt
- Net cash from operating activities of $724m (2023: $893m) and adjusted free cash flow[1] of $655m (2023: $837m), with the decrease driven by the planned higher spend in the System Fund
- Net debt[1] increase of $510m reflects over $1.0bn of shareholder returns through dividend payments and share buybacks; $3m foreign exchange adverse impact on net debt
- Adjusted EBITDA[1] of $1,189m, +9.5%; net debt:adjusted EBITDA ratio of 2.3x

Shareholder returns
- $800m share buyback programme completed and $259m of ordinary dividends paid to shareholders in 2024
- Final dividend of 114.4¢ proposed, +10%, resulting in a total dividend for the year of 167.6¢, +10%
- New $900m buyback programme launched, which together with ordinary dividend payments is expected to return over $1.1bn to shareholders in 2025

Strong delivery on our clear framework to drive value creation set out in February 2024
- Targeting compound growth in adjusted EPS of +12-15% annually on average over the medium to long term
- Strong progress made in 2024 on growing our brands, expanding key geographic markets, enhancing hotel owner returns through enterprise developments, driving ancillary fee streams, and returning surplus capital to shareholders
- Acquisition of Ruby™, a premium urban lifestyle brand, for ~$116m, further enhancing our portfolio and growth potential

Elie Maalouf, Chief Executive Officer, IHG Hotels & Resorts, said:

"Thanks to the hard work and dedication of our teams around the world, 2024 was an excellent year of financial performance, strong growth and important progress against a clear strategy that is unlocking the full potential of our business for all stakeholders. RevPAR growth accelerated in Q4, reflecting the breadth of our global footprint and improvements in all three regions. Together with strong system growth, notable margin expansion and the benefit of returning surplus capital through buybacks, we're pleased to report adjusted EPS growth for the year of +15%.

Strong demand globally from hotel owners and developers for our brands drove the opening of 371 hotels and an impressive 714 properties signed into our pipeline, equivalent to almost two a day. The 106,000 rooms signed were +34% more than the previous year. Our global estate now stands at over 6,600 hotels, and momentum continued into 2025 with the recent celebration of our 800th opening in Greater China. Our global pipeline increased +10% to over 2,200 hotels, representing future system size growth of +33%.

We are delighted to announce the acquisition of the Ruby brand, which further enriches our portfolio with an exciting, distinct and high-quality offer for both guests and owners in popular city destinations. This acquisition demonstrates our focus on building our presence in large, attractive industry segments and using our experience of integrating and growing brands and hotel portfolios. The urban micro space is a franchise-friendly model with attractive owner economics, and we see excellent opportunities to not only expand Ruby's strong European base but also rapidly take this exciting brand to the Americas and across Asia, as we have successfully done with previous brand acquisitions.

We continue to strengthen our enterprise to position IHG as the first choice for guests and owners, further improving and growing our brands, driving loyalty contribution, rolling out new hotel technology and increasing our ancillary fee streams. Our cash generation and strong balance sheet supports further investment in growth, and we also continue to sustainably increase our ordinary dividend and the regular return of surplus capital through share buybacks. The Board is pleased to propose another 10% increase in the dividend, and the launch today of a new $900m share buyback programme. We enter 2025 with confidence in further capitalising on our scale, leading positions and the attractive long-term demand drivers for our markets, all of which supports the ongoing successful delivery of our growth algorithm."

For further information, please contact:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0)7825 655 702);
                              Joe Simpson (+44 (0)7976 862 072)
Media Relations: Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Presentation for analysts and institutional shareholders:
A pre-recorded webcast presented by Elie Maalouf, Chief Executive Officer, and Michael Glover, Chief Financial Officer, will be available from 7:00am (London time) today, 18 February 2025, at ihgplc.com/en/investors/results-and-presentations. This same website link also provides access to the full release and supplementary information pack covering RevPAR, system size and pipeline data.

A live Q&A session will be hosted later this morning at 9:30am (London time). This can be listened to via ihgplc.com/en/investors/results-and-presentations (pre-registration required). Analysts and institutional investors wishing to ask questions are required to use the following dial-in details for a Q&A facility:

UK: 020 3936 2999
US: 646 233 4753
Other international: click here
Passcode: 835445

An archived replay including the Q&A session is expected to be available within 24 hours and will remain available at ihgplc.com/en/investors/results-and-presentations.

About IHG Hotels & Resorts:
IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares; NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 19 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,600 open hotels in more than 100 countries, and a development pipeline of over 2,200 properties.

- **Luxury & Lifestyle:** Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
- **Premium:** voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
- **Essentials:** Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels
- **Suites:** Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
- **Exclusive Partners:** Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 385,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

CHIEF EXECUTIVE'S REVIEW

IHG's strategic priorities

In February 2024 we evolved key elements of our strategy in order to further strengthen IHG's ability to drive growth. These build on investments in recent years to our brand portfolio, IHG One Rewards and our wider enterprise. Our purpose of True Hospitality for Good remains at the heart of our brands and culture and is unchanged, but our ambition as an organisation was simplified to focus on what is central to accelerating growth: being the hotel company of choice for guests and owners. The evolved pillars of our strategy are as follows:

- **Relentless Focus on Growth:** a targeted approach to expanding our brands in high-value and growth markets
- **Brands Guests and Owners Love:** our explicit intention to deliver for both groups, every time
- **Leading Commercial Engine:** investment in the technology and tools that drive commercial success and make the biggest difference to guests, owners and hotel teams
- **Care for our People, Communities and Planet:** a focus aligned to our 2030 Journey to Tomorrow commitments

Together, our strategic pillars will take us beyond what's already been built and achieved, driving us to realise IHG's full potential in a sustainable and responsible way. Over the long term, with disciplined execution, our strategy creates value for all our stakeholders by delivering growth in profits and cash flows, which can be reinvested in our business and returned to shareholders, reflecting how IHG delivers on our growth algorithm and investment case.

In 2024, we have made great progress on these priorities, including:

1. Growing our brands
2. Expanding in priority growth geographies
3. Enhancing hotel owner returns through commercial engine and enterprise platform developments
4. Driving ancillary fee streams
5. Delivering increased dividends and return of surplus capital to our shareholders

Each of these are summarised below, together with updates on our progress and commitments as a responsible business. Following that, we highlight key trends in recent trading and the outlook for our industry. Together, these have driven 2024's progress on our growth algorithm, which we set out a year ago as central to delivering value creation over the medium to long term, and we are confident of further progress in 2025.

Summary of system size and pipeline progress in 2024

Our openings and signings growth in 2024 reflects the strength of IHG's brand portfolio and the overall enterprise platform that we provide to hotel owners, together with the long-term attractiveness of the markets we operate in:

- Global system of 987k rooms (6,629 hotels) at 31 December 2024, weighted 67% across midscale segments and 33% across upscale and luxury
- Gross growth +6.2%, with 59.1k rooms (371 hotels) opened, +23% YOY (or +2% if adjusting to exclude the 10.2k rooms from NOVUM conversions added to IHG's system); Q4 23.6k rooms opened (147 hotels), also +23% YOY and the second-largest ever quarter of openings
- Removal of 18.2k rooms (105 hotels), a removal rate of 1.9%, which is slightly above the historical and anticipated future average underlying rate of ~1.5%
- Net system size growth +4.3%, or 40.9k rooms (266 hotels)
- Signed 106.2k rooms (714 hotels), +34% YOY (or +12% if adjusting to exclude the 17.7k rooms from the initial NOVUM agreement); Q4 signings of 30.0k rooms (201 hotels), +6% YOY
- Signings mix drives pipeline to a weighting of 53% across midscale segments and 47% across upscale and luxury, which over the coming years will continue to drive a more balanced system mix and fee stream
- Strong conversions growth, representing ~50% of both room openings and signings (or ~40%, excluding NOVUM conversions); conversion signings rose to 366 hotels in 2024 (2023: 191), an increase in rooms of +88% YOY or +25% excluding NOVUM; there were 340 new-build signings (2023: 359), an increase in rooms of +3% YOY
- Global pipeline of 325k rooms (2,210 hotels), representing 33% of current system size and growth of +10% YOY
- More than 40% of the global pipeline is under construction, broadly in line with prior years

System and pipeline summary of movements in 2024 and total closing position (rooms):

	System					Pipeline	
	Openings	Removals	Net	Total	YOY%	Signings	Total
Group	**59,117**	**(18,195)**	**40,922**	**987,125**	**+4.3%**	**106,242**	**325,252**
Americas	16,832	(8,432)	8,400	527,994	+1.6%	26,552	109,334
EMEAA	23,620	(4,413)	19,207	266,474	+7.8%	50,275	103,367
Greater China	18,665	(5,350)	13,315	192,657	+7.4%	29,415	112,551

The regional performance reviews provide further detail of the system and pipeline by region, and further analysis by brand and by ownership type.

Strategic and operational highlights in 2024

1. Growing our brands

As part of our relentless focus on growth, we look to grow our brands individually and our overall brand portfolio, supported by our masterbrand and loyalty programme. Successful brand growth and awareness is inherently linked to RevPAR performance, increasing our system size, sustainable progression of fee rates, and, ultimately, to achieving attractive returns on investment for our hotel owners. Key developments and highlights in 2024 included:

- **Powering ahead with our established brands.** InterContinental, Hotel Indigo, HUALUXE, Crowne Plaza, EVEN, Holiday Inn, Holiday Inn Express, Staybridge Suites and Candlewood Suites each have pipelines representing at least 20% of current system size. Across these nine brands, 463 hotels were signed in 2024, up from 394 in the prior year. We continuously invest in our portfolio, and in 2024 we rolled out a new visual identity for Holiday Inn and have seen rapid owner adoption of its upgraded breakfast buffet service, which is delivering outperformance in key guest metrics and lower labour costs for owners. The world-leading Holiday Inn Express brand, with 3,200+ open hotels and another 600+ in the pipeline, also continues to power ahead. In 2024, we optimised its breakfast menu, driving 5-10% further cost reductions for owners, and recently launched new public space designs, marketing campaigns and an upgraded coffee service for the brand.

- **Driving strong momentum for Garner in its first year.** Our new midscale conversion brand was franchise-ready in the US in September 2023, and achieved its first two openings within three months. By the end of 2024, there were 117 open and pipeline hotels. The first 23 open hotels are across the US, UK, Germany and Japan. Robust trading performance and guest satisfaction scores at open hotels underpin future development activity, in addition to the strength of our enterprise platform for owners which attracts IHG One Rewards members to their hotels, and enhances their revenue management, new sales account activation and marketing effectiveness. The further 94 Garner properties already in the pipeline will establish the brand in its next three countries. We expect Garner to reach more than 500 hotels in its first 10 years and 1,000 hotels within 20 years.

- **Growing IHG's other newer brands at pace.** The seven other brands launched or acquired in recent years (Regent, Six Senses, Kimpton, Vignette Collection, voco, avid and Atwell Suites) have grown to 5% of total current system size and 17% of the pipeline. In 2024, 58 hotels were opened and 131 signed across these brands, representing another excellent year of development. The Iberostar Beachfront Resorts exclusive partnership also saw the number of hotels in both the system and pipeline increase, and we added two former Iberostar non-beachfront properties.

- **Continuing to expand our Luxury & Lifestyle portfolio.** Our six brands in this higher fee-per-key segment represent 14% of current system size (536 properties, 133k rooms) and 21% of our pipeline (374 properties, 69k rooms), with the pipeline representing 70% growth in the number of properties and 52% in rooms. Following strong development performance in the prior year, we signed a further 88 Luxury & Lifestyle hotels in 2024. Regent now has 20 open and pipeline hotels, including flagship properties open in all three regions, and is on track against our long-term ambition to have over 40 hotels in key global gateway cities and resort locations. Six Senses has 65 open and pipeline properties, which like Regent is around double the number at the time of its acquisition. We have successfully implemented an exciting brand evolution for InterContinental in 2024, and added 10 openings and 15 signings in the year, taking its system to 227 hotels and its pipeline to a further 101, reflecting the strong future growth opportunity still to come. Kimpton now has 77 hotels open and another 61 in the pipeline, and Hotel Indigo has 169 and 130, respectively; these will take Kimpton's presence to around 25 countries and Hotel Indigo to around 45 countries, demonstrating IHG's success in internationalising its brands.

- **Record conversion activity.** In 2024 we signed over 360 conversions to IHG brands, with 119 of these from the initial NOVUM Hospitality agreement. Conversions represented ~50% of all rooms opened in 2024 and also ~50% of all signings (or ~40% of both, if adjusting to exclude NOVUM). Voco has now reached 87 open properties with a further 90 in pipeline, whilst Vignette Collection has 20 open and 35 in pipeline. Both of these brands were targeted to accelerate IHG's capability to capture conversion opportunities, both are performing to the expectations envisaged at the time of their brand launches in 2018 and 2021, and both achieved record development activity levels across openings and signings in 2024.

- **Strengthening guest satisfaction and brand recognition.** The Guest Satisfaction Index (GSI), which is externally measured, in 2024 showed IHG maintained our outperformance versus key competitors and achieved this in all three regions. Our global marketing campaign *'Guest How You Guest'* has continued to drive increased awareness and momentum of the IHG Hotels & Resorts brand for guests and owners. Exclusive partnerships with the US Open Tennis Championships, Six Nations Rugby, Major League Soccer and music festivals worldwide also continued to reward loyal guests and raise IHG's profile. In 2025, we will continue the roll out of our new *'By IHG'* masterbrand endorsement on hotel signage and across all other brand marketing and digital media.

2. Expanding in priority growth geographies

IHG brands are already in over 100 countries. There are many opportunities to develop further in existing markets by introducing IHG brands not yet present, as well as entering new countries with no current IHG presence at all. Existing markets may also be high growth markets particularly where they are developing economies with low branded hotel penetration. Others may already be high value and developed markets, but where our evolved brand portfolio can target an increased market share.

- **Reaching more countries with our brands through further international expansion.** As well as adding new locations in 2024 where there was previously no IHG presence at all – Sweden, Tunisia, Grenada, Saint Vincent and the Grenadines – there were a total 29 opening debuts to a new country for individual IHG brands.

- **Achieving multiple growth milestones in Greater China.** At the end of 2024 we had 789 hotels open in this critically important growth market, and in recent weeks we celebrated our 800th opening and IHG's 50th anniversary in Greater China. Development activity in 2024 was at record levels, with 97 hotel openings and 160 signings taking our pipeline of 113k rooms (549 hotels) in the region to its largest ever size, and representing almost 60% of the region's current system size which indicates the high levels of future growth still to come. The Atwell Suites brand was also introduced in November 2024 as the 13th of IHG's 19 brands available in China, with the first two signings already achieved.

- **Doubling IHG's presence in numerous other high growth markets over the coming years.** For example, India has 47 open and 60 pipeline hotels, with 17 signed over the course of 2024. The Kingdom of Saudi Arabia has 45 open and 47 pipeline hotels, with 12 signed in the last year. Japan has 52 open hotels, with progress in the year marked by 6 openings and 12 signings, all of which were conversions which reflects the particular opportunity for accelerated growth in this market.

- **Doubling IHG's presence in Germany through the NOVUM Hospitality agreement.** As one of Europe's largest hotel markets, Germany has strong domestic consumption and inbound travel, and is also one of the largest sources of international outbound travellers globally. NOVUM Hospitality will adopt IHG brands and systems for the entire portfolio which at the time of the agreement in April 2024 was 108 open hotels (15.3k rooms) and 11 hotels under development (2.4k rooms). The first 58 hotels (10.2k rooms) were converted into IHG's system in 2024, with a further ~4k rooms are expected to be added in 2025. All future NOVUM Hospitality hotels will also join IHG's system, with the first five signings secured in addition to the 119 hotels in the initial agreement.

- **Continued expansion in all major markets.** We grew our estate in the US to more than 4,000 hotels, with net system size growth of +1.6% in 2024. The pipeline in the US represents 20% of the current system size. After the US and China, our next largest country market is the UK with 355 hotels, with net system size growth of +2.6% in 2024. Across Europe as a whole, we have 878 open hotels and a further 260 in the pipeline, whilst across the rest of the EMEAA region there are 471 open hotels and 312 in the pipeline, demonstrating IHG's strong future growth in the Middle East and Asia Pacific.

3. Enhancing hotel owner returns through further commercial engine and enterprise platform developments

By investing in our enterprise we drove the percentage of room revenue booked through IHG-managed channels and sources to 81% for 2024, another year of increase and up from 72% in 2020. This is a key indicator of value-add, the success of our commercial engine across technology platforms, and of our sales and distribution channels. Providing our hotel owners higher-value revenue at lower cost of acquisition is of paramount importance to the attractiveness and proven success of our enterprise system. Further developments in 2024 included:

- **Driving strong growth across mobile and digital channels.** The IHG mobile app and other mobile channels have rapidly grown and now account for two-thirds of all digital bookings. Rapid growth across IHG's direct digital booking channels means over 25% of total room revenue across the whole enterprise system is generated by these digital channels. App downloads increased over +20% YOY and revenue increased over +20%. In 2024 we also received three Webby awards including Best Travel App and Best User Experience, in recognition of our app's leading capabilities. Also as part of our digital-first strategy, in 2024: over 12 million personalised hotel-to-guest messages were sent, 84% more than the prior year; our chatbot had 3 million conversations with guests which solving queries through AI-backed technology; a new Digital Checkout experience was piloted in over 300 US hotels; and robots in more than 350 of our hotels in Greater China fulfil basic guest requests such as delivering towels and other amenities, which creates more time for our teams to focus on guests and improve service levels.

- **Growing IHG One Rewards to more than 145 million members.** Loyalty penetration globally now exceeds 60% of all room nights booked, and is highest in the US and Americas overall at around 70%. Loyalty members typically spend approximately 20% more in hotels than non-members and are around ten times more likely to book direct. Reward Night redemption is around +30% higher than prior to the programme refresh two years ago, demonstrating strong member engagement and driving increased owner returns, particularly through Reward Night dynamic pricing which helps increase demand in lower occupancy periods. Co-brand credit cards further amplify loyalty, as card holders stay even more frequently and spend more in IHG hotels. 2024 was a record-breaking year for new account applications, with double-digit percentage growth year-on-year in total card customers, and around 25% higher total card spend than before the relaunch of card products two years' earlier.

- **Continuing to build the advantages of our Guest Reservation System (GRS) for owners.** Maximising guest choice and value with IHG's GRS is central to our owners. The up-sell of unique room attributes such as room size and views was made available in over 6,000 hotels in the prior year. Around 30% of guests are seeing an up-sell offer at some point in their booking journey, and we will scale this further in 2025. Up-sell offers when selected are achieving average nightly room revenue increases of ~$20 across our Essentials and Suites brands and ~$40 for Luxury & Lifestyle. This is driving share-shift into premium rooms, and more revenue to hotel owners. Our GRS capabilities also enable more effective cross-sell of guest-stay extras as part of the booking flow, such as F&B credits, lounge access, additional in-room welcome amenities and parking, and these will be made available across more hotels in 2025.

- **Rapid roll-out of our new Revenue Management System (RMS) to ~3,500 hotels.** IHG's new RMS extends our focus to provide best-in-class cloud-based platforms. Our new industry-leading approach incorporates data science, machine learning and forecasting tools to deliver advanced insights and recommendations to owners. User recommendation rates have been high and results from control testing show encouraging levels of revenue uplift and market share. We expect to complete of the rollout across the remainder of the estate by the end of 2025.

- **Further extending our best-in-class cloud-based platforms with new Property Management Systems (PMS).** To create even greater value for owners, we are providing our hotel owners with the next-generation PMS through a cloud-based, above-property solution applying the latest technology and allowing the deployment of fast, efficient enhancements. After assessing more than 30 vendors and systems through pilots in over 150 hotels, we announced HotelKey as our first approved cloud-based PMS solution for select service hotels in the Americas and EMEAA regions, and added 250 hotels across 17 countries live on the system by the end of 2024. This included all of the NOVUM hotels immediately adopting HotelKey. We expect to have around 1,500 hotels on this system by the end of 2025 and another 2,000 will be added in 2026. Pilots to test new PMS solutions in full service hotels are continuing at pace. A new platform was also selected for Greater China and has already been deployed to over 400 select service hotels in 2024.

- **Delivering on the scale and skill advantages of the System Fund.** The System Fund is managed for the benefit of hotels in the IHG system, and not to a surplus or deficit for IHG over the longer term. System Fund revenues in 2024 totalled $1.6bn, +17% more than five years earlier. Coming into 2024, the System Fund was in cumulative surplus, reflecting its growth and scale, the strength of funding arrangements and the efficiencies achieved. Following a review of IHG's owner charges, IHG lowered from the start of 2024 its standard loyalty assessment fee that owners pay into the Fund and increased certain Reward Night reimbursements owners receive from the Fund when points are redeemed for stays, which additionally improves owner economics. From the Marketing & Reservation fee that owners pay into the Fund, expenditure by the Fund on marketing in 2024 totalled $520m, +13% higher than five years earlier. As IHG's RevPAR and system size continues to grow in the future, so too will System Fund capacity, which in turn will drive further scale advantages and efficiencies.

- **Further leveraging our scale and skill in procurement and technology to benefit our owners.** More hotels are joining our procurement programmes across Food & Beverage and other operational supplies and services. Together with further enhancements to breakfast menus and our new in-lobby 24/7 bean-to-cup coffee programme, these are lowering costs per occupied room across Essentials and Suites brands. In the Americas, we are extending our procurement services across Premium and Luxury & Lifestyle hotels, to provide savings on a wider range of supplies and services and a full procure-to-pay solution for owners. New brands such as Garner are being supported with pre-opening services to drive conversion savings, and to accelerate fit-outs and the roll-out of the brand to more countries. Our investment in latest technology is also offering AI-backed translations for digital content into 20 languages, saving hotels further time and money.

4. Driving ancillary fee streams

IHG also actively develops opportunities to grow ancillary fee streams from other sources. These are separate and in addition to fee streams paid by hotel owners for use of IHG's brands and for the services provided to them as part of our enterprise platform. Ancillary streams also typically further enhance our overall fee margin, providing step changes and thereafter contributing to our target of 100-150bps annual improvement in fee margin on average over the medium to long term.

- **Sale of loyalty points to consumers.** As announced in May and with changes applied from the start of 2024, a portion of the revenue from the sale of certain loyalty points, together with certain other ancillary revenues, is now being reported within IHG's results from reportable segments rather than being included in the System Fund. As previously described, this has initially delivered approximately $25m incrementally to revenue and operating profit from reportable segments for the 2024 financial year, with this expected to double in 2025 when 100% will be reported as part of IHG's reportable segments. There is also expected to be further growth in future years, driven by the number of points sold continuing to increase alongside the ongoing overall expansion and success of our IHG One Rewards loyalty programme. Alongside other changes to System Fund arrangements to improve hotel owner economics, IHG and the IHG Owners Association worked together to ensure that the overall capacity and effectiveness of the Fund to invest and spend on behalf of all IHG system hotels remains strong.

- **New US co-brand credit card agreements.** IHG receives ancillary fee streams in consideration for: providing co-brand partners with access to our loyalty programme and customer base, and rights to use our brands; arranging for the provision of future benefits to members who have earned points or free night certificates; and performing marketing services. On 25 November 2024, IHG entered into new agreements with our card issuing and financial services partners that were effective immediately from that date and have an initial term running through to 2036. Under prior arrangements, fees recognised within IHG's operating profit from reportable segments were $39m in 2023, with these expected to be double that level in 2025 and more than triple by 2028, and with continued growth anticipated in the years beyond. The balance of fees that is recognised within System Fund revenue is also expected to grow meaningfully over the term of the new agreements. The attraction of co-branded IHG One Rewards credit cards is intrinsically linked to the overall appeal and growth of the loyalty programme, and they drive further membership and loyalty to that programme, deepen guest relationships and deliver more business to our hotels.

- **Branded residential properties.** A further example of driving ancillary fees through the strength of IHG's brands is their ability to generate increased sales of residential property, typically alongside a hotel development with shared services and facilities. This industry segment has increased by 180% over the last decade. IHG already has more than 30 branded residential projects that are open or selling properties across five brands in 15 countries, and more in the pipeline including further projects where sales will launch in 2025. Signings in 2024 involving branded residences included Kimpton Monterrey in Mexico and the Regent Residences Dubai at Marasi Marina, and several for Six Senses such as in the US at Telluride in the Colorado Rockies and Riverstone Estate in Foxburg, Pennsylvania, and at Dubai Marina. Fees earned by IHG from branded residences are expected to increase in 2025 and to have substantial future growth potential in years beyond as more of the current residential units under development are sold, and as we continue to leverage the global reach and potential of IHG's Luxury & Lifestyle brands.

5. Delivering increased dividends and return of surplus capital to our shareholders

The Board expects IHG's business model to continue its strong track record of generating substantial capacity to support our investment plans that drive growth, to fund a sustainably growing ordinary dividend, and to routinely return surplus capital to our shareholders.

- **Consistent capital allocation approach.** IHG's asset-light business model is highly cash-generative through the cycle and enables us to invest in our brands and strengthen our enterprise platform. We have a disciplined approach to capital allocation which ensures that the business is appropriately invested in, whilst looking to maintain an efficient and conservative balance sheet. IHG's perspectives on the uses of cash generated by the business remain unchanged: ensuring we invest in the business to optimise growth that will drive long-term shareholder value creation, funding a sustainably growing dividend, and then returning surplus capital to shareholders, whilst targeting our leverage ratio within a range of 2.5-3.0x net debt:adjusted EBITDA to maintain an investment grade credit rating.

- **Sustainably growing the ordinary dividend: +10% for 2024.** IHG typically pays dividends weighted approximately one-third to the interim and two-thirds to the final payment. The total dividend for 2023 was 152.3¢, an increase of +10% on the prior year. The interim dividend for 2024 increased by +10% to 53.2¢. With a proposed final dividend increase of +10% to 114.4¢, the total dividend for 2024 of 167.6¢ will have increased by +10% for another year. The ex-dividend date for the final dividend is Thursday 3 April 2025 (Friday 4 April 2025 for ADRs) and the record date is Friday 4 April 2025. Subject to shareholder approval at the AGM on Thursday 8 May 2025, the final dividend will be paid on Thursday 15 May 2025.

- **Returning surplus capital: $800m share buyback programme completed in 2024.** This programme repurchased 7.5 million shares and reduced the voting rights in the Company by a further 4.6% in 2024. This followed the $750m programme in 2023 and the $500m programme announced in 2022, which already reduced the total number of voting rights by 6.1% and 5.0%, respectively. Together with ordinary dividend payments in 2024 of $259m, there were over $1.0bn of shareholder returns, equivalent to 7.1% of IHG's $14.9bn (£11.7bn) market capitalisation at the start of 2024.

- **New $900m buyback for 2025.** As announced on 18 February 2025 alongside our results for the 2024 financial year, the new programme will commence immediately to return a further $900m over the course of 2025. Together with the anticipated sustainable growth in ordinary dividend payments, there would be over $1.1bn returned to shareholders in 2025, equivalent to 5.9% of IHG's $19.8bn (£15.8bn) market capitalisation at the start of 2025.

- **Leverage on track with 2.5-3.0x target range.** IHG's net debt:adjusted EBITDA ratio was 2.3x at 31 December 2024. On a prospective basis, given analyst consensus expectations for growth in EBITDA and cash generation in 2025, together with the new $900m share buyback programme and the cash outflows for the acquisition of the Ruby brand, leverage would be expected at the end of 2025 to be around the lower end of our target range of 2.5-3.0x.

Care for our People, Communities and Planet

This is a key strategic pillar for IHG, focused around clear Journey to Tomorrow commitments to 2030 in respect of our people, communities and planet. Progress against these is reported on extensively in our Responsible Business Reports, with notable developments in 2024 including:

- **Championing an inclusive culture where everyone can thrive.** Globally IHG has an employee population of which 52% are female, and 36% of our leaders working at VP level and above are female. We were delighted that Forbes once again recognised IHG as one of the world's top companies for women. Across our leaders working at VP level and above, 22% are racially/ethnically diverse, and IHG has been rated in the top 10 of the Financial Times 2025 Diversity Leaders ranking of 850 European companies. Our employee resource groups (ERGs) grew further in 2024 to more than 5,000 members and allies across 36 chapters, helping promote further workplace inclusivity. Reflecting our continued progress, overall employee engagement in our 2024 survey was maintained at 87%, making us a Mercer Global Best Employer once again, and from the Inclusion Index measures, nine out of 10 employees consider IHG to have an inclusive culture.

- **Tackling food insecurity through a new global partnership with Action Against Hunger.** A key focus in our Journey to Tomorrow responsible business plan is a pledge to improve the lives of 30 million people around the world by 2030, including through helping tackle food poverty. In August 2024 we announced a new partnership with Action Against Hunger, one of the largest NGOs working to combat food insecurity. IHG is supporting a lifesaving community outreach programme designed to spot and tackle malnutrition, and we will use our scale to help grow awareness of this critical issue with our millions of guests across the globe, providing them with opportunities to contribute. The collaboration complements existing partnerships that IHG and our hotels already have in many local markets that together aim to strengthen the food system in a community – from providing training and tools to reduce food waste, to diverting surplus food to those in need.

- **Creating positive community impact through skills training and disaster response.** Our IHG Academy increases social mobility within communities, helping people build important employment skills. In 2024 we extended its reach by introducing three newly branded programmes: Discover, Career Launcher and Skills Builder, which between them provided 500 apprenticeships, more than 6,000 internships and the completion of 50,000 courses. We also continued to work with our humanitarian aid partners to support relief and recovery efforts during the year, including donating in response to 27 natural disasters. In our annual Giving for Good month, over 23,000 colleagues dedicated further time to improve the lives of nearly half a million people in their communities, double the number from last year, through events spanning 84 countries. Across our collective action and work with charity partners in our communities, we estimate that IHG helped over 2.3 million people around the world in 2024.

- **Launching our Low Carbon Pioneers programme.** In July 2024 we introduced our Low Carbon Pioneers programme, the first community of its kind in our industry that brings together energy-efficient hotels that have no fossil fuels combusted on-site and are backed by renewable energy. This group of low operational carbon hotels will help IHG test, learn and share findings on sustainability measures. The ambition is to inspire other properties to join the programme and also help encourage wider adoption of carbon reduction practices across IHG's estate. Low Carbon Pioneer hotels will feature advanced sustainable solutions such as high-efficiency heat pumps for heating and hot water generation, as well as fully electric kitchens. Each property will also have a third party sustainability certification, such as Green Key, LEED, BREEAM or EDGE. To track and measure their energy data, Low Carbon Pioneer hotels will use IHG's environmental platform, Green Engage, along with every hotel in IHG's system.

During the year, we took many other important steps to reduce our energy use and carbon emissions. These included incorporating more Energy Conservation Measures (ECMs) into our brand standards, upgrading our environmental data collection platform, and setting customised annual energy reduction targets for each property that are integrated into broader hotel performance monitoring. In 2021, we set an ambition to reduce absolute Scope 1 and 2 Greenhouse Gas (GHG) emissions and Scope 3 GHG emissions from our franchised hotels energy consumption and Fuel and Energy Related Activities (FERA) by 46% by 2030 from a 2019 baseline year. This 1.5°C aligned target received validation from the Science Based Targets Initiative (SBTi). On an intensity basis, per available room, to date we have achieved a 9.4% reduction in energy use and an 11.5% reduction in GHG emissions.

However, major factors outside of IHG's control such as lower than expected progress in electricity grid decarbonisation and renewable energy support, together with the growth of our system size, means our total emissions are up 7.2% since 2019. This means we are not on track to meet our 2030 target. We will continue our many initiatives and dedication to assisting our hotel owners in reducing emissions. Whilst our programmes will require time to scale, the actions we are taking today are meaningfully improving operational efficiency of IHG hotels and preparing us for accelerated decarbonisation once market factors are more favourable. We will also maintain ongoing, transparent reporting against our existing targets. We will look to re-evaluate our targets, including reviewing rapidly evolving standards, updates to carbon accounting and validation criteria. The landscape in the sustainability space is rapidly changing, and it is crucial for us to take the time to reflect on the implications for IHG. Focusing on what we can control and influence, and ensuring our actions remain relevant across the geographies we serve, will be essential.

Acquisition of Ruby

IHG announced in a separate statement on 18 February 2025 that it has acquired the Ruby brand and related intellectual property for initial purchase consideration of €110.5m (~$116m[1]). Ruby is a premium urban lifestyle brand for modern travellers in must-visit city destinations and provides hotel owners with space-efficient designs and an attractive, flexible concept that IHG expects to rapidly expand globally.

Established in 2013, the Ruby brand currently operates 20 hotels (3,483 rooms) in major cities across Europe and has another 10 pipeline hotels (2,235 rooms). There are 9 hotels open in Germany (across Cologne, Dusseldorf, Frankfurt, Hamburg, Munich and Stuttgart), 3 in the UK in London, 3 in Austria in Vienna, 2 in Switzerland (Geneva and Zurich), and 1 in each of Italy, Ireland and the Netherlands. The pipeline hotels are set to open over the next three years across more European cities including Edinburgh, Marseille, Rome and Stockholm.

Ruby hotels offer a stylish yet relaxed charm, blending soulful design and authentic stories rooted in the cities they call home. The brand's 'Lean Luxury' approach includes signature touches ranging from a great bed and shower in guest rooms created with restoration and relaxation in mind, to unique cocktails in destination 24/7 bars, all coming together to connect guests with sought-after cities at the right price.

As our 20th brand, Ruby will extend IHG's appeal to modern, lifestyle-focused travellers, and offers hotel owners a cost-efficient and highly adaptable premium hotel concept, in an industry segment characterised by high barriers to entry and space constraints, often referred to in the industry as 'urban micro'. Efficiencies for owners are delivered through space-saving designs and a high degree of operational standardisation and automation, including self-service kiosks for speedy check-in.

Ruby is already well-established in Europe and has proven to be successful for both new build locations as well as being highly conversion-friendly, including for adaptive re-use across a range of commercial property types, with several successful office conversions. Reflecting this, the Ruby brand has achieved a net system size compound annual growth rate (CAGR) of 26% over the last five years. The seller of the brand anticipates growing their portfolio of Ruby-branded hotels substantially further, and IHG expects to grow the brand with other hotel owners in Europe and globally. This builds upon IHG's proven track record of successfully internationalising brands that it has organically developed and acquired. IHG expects to have the Ruby brand ready for development in the US by the end of the year.

Joining forces with IHG allows Ruby hotels to draw on a powerful enterprise platform of distribution and technology systems, as well as one of the world's biggest and most powerful hotel loyalty programmes, IHG One Rewards. IHG expects the urban micro sub-segment to continue experiencing strong demand from travellers around the world, and this in turn would support ongoing rooms supply growth at higher rates than the global hotel industry. IHG is targeting the Ruby brand to grow to more than 120 hotels over the next 10 years and accelerate to more than 250 over 20 years across owners globally.

As part of the master franchise and development agreement with Ruby, initial franchise fees receivable by IHG from the current 20 open hotels and the current pipeline of 10 hotels (which are all expected to open by the end of 2027) are anticipated to be approximately $8m in 2028, which would be the first full year when all 30 hotels would be in IHG's system. Taking into consideration further development by the seller to open more hotels beyond their current pipeline, together with IHG's plans to expand the Ruby brand with other hotel owners globally, franchise fees by 2030 are anticipated to be in excess of $15m.

Further details on the acquisition agreement and a financial overview are reported on within the separate statement dated 18 February 2025 which is available at ihgplc.com/en/investors/results-and-presentations.

[1.] Converted at an exchange rate of €1:$1.05, using the approximate rate as at 14 February 2025.

Key trends in recent trading and the outlook for our industry

Key trends by region and stay occasion

In the Americas, FY RevPAR was +2.5%, with occupancy +0.3%pts and rate +2.0%. Trading improved from Q1 when RevPAR was down -0.3% with an adverse impact from the timing of Easter. This was followed by higher demand in April which, along with more normalised growth in the two subsequent months, resulted in Q2 RevPAR of +3.3%. Q3 RevPAR was +1.7%, with Leisure rooms revenue booked for the key summer vacation quarter only slightly lower than 2023 levels, and Business and Groups demand well ahead. In Q4, RevPAR was +4.6%, with demand for each of Leisure, Business and Groups showing similar levels of growth. Reflecting economic stability in the US, its FY RevPAR was +1.7%, and in aggregate across Canada, Latin America and the Caribbean RevPAR was +8.8%.

For EMEAA, FY RevPAR grew +6.6%, with occupancy +2.0%pts and rate +3.6% higher. Trading in Q1 saw RevPAR +8.9%, which was followed by +6.3% in Q2 as strong demand continued despite normalising across this diverse region as more countries exceeded pre-Covid levels of performance. Further normalising resulted in Q3 RevPAR of +4.9%, but with Q4 then seeing an acceleration in demand with RevPAR growing +6.9%. By major geographic sub-markets, FY RevPAR saw growth rates of: +10.9% in East Asia & Pacific, which included the benefit of inbound leisure travel from Greater China; +5.7% in the Middle East, +5.9% in Continental Europe; and +2.3% in the UK. The breadth of range in performance primarily reflects the differing stages of recovery already achieved in the prior year.

In Greater China, FY RevPAR was -4.8%, with occupancy -0.4%pts and rate -4.2% lower. Q1 RevPAR of +2.5% was followed by -7.0% in Q2 as comparatives became sequentially tougher due to timing of resurgent domestic demand in 2023 after the lifting of travel restrictions. In 2024 the industry has experienced shifting patterns of demand mix with more notable effect on rate, including an expansion of outbound Leisure travel to other markets, particularly elsewhere in Asia Pacific which benefited our EMEAA region. Comparatives became further sequentially tougher in Q3, with that quarter in 2023 marking when RevPAR first exceeded 2019 levels, with comparatives then easing in Q4. As a result, RevPAR was -10.3% YOY in Q3, improving to -2.8% in Q4. The trading patterns over the course of 2024 have therefore reflected greater normalisation in demand. Looking beyond, industry forecasts continue to expect attractive growth in the region, which include the benefit of GDP growth, the doubling in the number of middle income households, and the still low penetration of hotel rooms per capita relative to other markets. We are also encouraged by the continued supportive government policies towards travel & tourism, infrastructure investment and economic development, which are reflected in our strong openings and signings which were up +14% and +13% YOY, respectively.

Trends by guest stay occasion saw rooms revenue for 2024's Leisure bookings grow by +3% YOY (+4% room nights, 0% rate) on a comparable hotel basis, Business by +2% (-1% room nights, +3% rate) and Groups by +6% (+2% room nights, +4% rate). This builds further on the already fully completed recovery for all three stay occasions in 2023, as our total global rooms revenue was +33% ahead of 2019 levels for Leisure, +3% ahead for Business, and Groups was -5% lower but improved to a positive position by the final quarter of 2023.

Outlook: attractive long-term structural growth drivers for both demand and supply

- The World Travel and Tourism Council (WTTC) expected the industry to have added $11tn to global GDP in 2024, surpassing the previous 2019 record by +7.5%.
- Industry revenue has outpaced global economic growth in 17 out of 25 years between 2000 and 2024, with a CAGR of +4.3% (versus +2.9% CAGR for GDP).
- Whilst in some countries geopolitical risk and the economic outlook present challenges and uncertainties, overall conditions for the global industry remain positive for continued growth, particularly with stable employment markets and robust levels of business activity and economic growth, which have been supported by easing inflationary pressures and the turn in the interest rate cycle over the last 12 months.
- Research and consumer surveys indicate continued prioritisation of spend on travel. Business surveys indicate expectations for increasing corporate travel budgets in 2025.
- Reflecting the full recovery in demand, global hotel room nights consumed were estimated by Oxford Economics to have exceeded 2019 levels in 2023 and to have grown further in 2024. They forecast long-term growth at a CAGR of +3.6% through to 2034. The US market alone is expected to increase by a 2.5% CAGR from 2.3 billion to 3.0 billion room nights over this time period, and China to be faster at a +4.0% CAGR.
- Global hotel room net new supply growth has been at a CAGR of 2.3% over the decade to 2024, and was 1.0% in the US, according to STR. STR's recent forecasts for US industry net supply growth are for this to improve from 0.5% in 2024 to 0.9% in 2025, followed by growths of between 1.3% and 1.5% a year through to 2028.
- In prior years, Covid restrictions challenged the ability to complete and open new build hotels. Development activity for the industry also saw an impact from the costs and availability of construction crews and materials, followed by the macro-economic outlook and interest rate increases affecting the availability and cost of real estate financing.
- Longer-term, and in addition to the industry's RevPAR growth, following the normalisation of financing and construction costs, further new hotel supply will still be needed to satisfy the demands of growing populations and rising middle classes, to drive business and commerce, and to satisfy the inherent desire to travel to physically interact and for new experiences.
- Global leading hotel brands are expected to continue their long-term trend of taking market share. In periods when developers are adding less new supply, RevPAR growth from existing room inventory is expected to be stronger and leading branded players can also accelerate conversion opportunities to progress their unit growth performance.

Delivering value creation over the medium to long term

IHG's growth algorithm:
Building on our strong track record of driving growth and shareholder returns, in February 2024 IHG set out a clear framework for value creation over the medium to long term:

- high-single digit percentage growth in fee revenue annually on average over the medium to long term, driven by the combination of RevPAR growth and net system size growth;
- 100-150bps annual improvement in fee margin on average over the medium to long term from operational leverage;
- ~100% conversion of adjusted earnings into adjusted free cash flow, on average over the medium to long term;
- sustainably growing the ordinary dividend;
- returning additional capital to shareholders, such as through regular share buyback programmes, further enhancing EPS growth; and
- the opportunity for compound growth in adjusted EPS of +12-15% annually on average over the medium to long term, driven by the combination of the above and including the assumption of ongoing share buybacks.

IHG's total fee revenue growth is driven by the combination of RevPAR and net system size growth. Positive operational leverage is expected to drive 100-150bps annual improvement in fee margin as revenue growth is expected to grow faster than the increase in our cost base. Additional drivers of this include structural shifts over time such as a growing proportion of franchising and increasing scale efficiencies in EMEAA and Greater China.

In addition to fee margin progress from operational leverage, IHG is actively developing further opportunities to drive fee margin over the longer term. These include ongoing cost base efficiency and effectiveness initiatives, and the expansion of ancillary fee streams including driving additional growth from loyalty point sales and co-brand credit cards.

Summary of progress on our growth algorithm in 2024:
IHG made strong progress on all components of our growth algorithm:

- +6% growth in fee revenue[1];
- +190bps expansion in fee margin[1];
- 94% conversion of adjusted earnings[1] into adjusted free cash flow[1];
- +10% growth in the ordinary dividend, a growth rate consistent with that delivered for each of the last two years;
- $800m of additional capital returned to shareholders through the 2024 share buyback programme;
- +15% growth in adjusted EPS[1] through the combination of the above.

Regarding fee margin[1] expansion, around 130bps was driven by operational leverage as fee revenue[1] growth of 6% exceeded fee business cost growth of 1%. Our fee margin[1] was further expanded by around 60bps from the previously noted ~$25m of revenue from the sale of certain loyalty points (together with certain other ancillary revenues) now being reported within IHG's results from reportable segments.

Cash conversion of 94% in 2024 was lower than the 132% conversion in 2023. This was driven in 2024 by the planned higher spend in the System Fund, together with increased investment in key money capital expenditure that has supported the growth in our development activity levels particularly in Premium and Luxury & Lifestyle brands as well as with conversion portfolios. This was partially offset by the initial cash inflows received upfront in relation to entering into the new US co-brand credit card agreements. The typical ~100% conversion that IHG has historically achieved is expected to resume in the future.

The Board is confident of continued progress aligned with our growth algorithm that will deliver further value creation over the medium to long term.

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[1] Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Summary of financial performance

INCOME STATEMENT SUMMARY

	12 months ended 31 December		
	2024 **$m**	2023 $m	% change
Revenue[a]			
Americas	**1,141**	1,105	3.3
EMEAA	**748**	677	10.5
Greater China	**161**	161	0.0
Central	**262**	221	18.6
Revenue from reportable segments[b]	**2,312**	2,164	6.8
System Fund and reimbursable revenues	**2,611**	2,460	6.1
Total revenue	**4,923**	4,624	6.5
Operating profit[a]			
Americas	**828**	815	1.6
EMEAA	**270**	215	25.6
Greater China	**98**	96	2.1
Central	**(72)**	(107)	(32.7)
Operating profit from reportable segments[b]	**1,124**	1,019	10.3
Analysed as:			
Fee business	*1,085*	*992*	*9.4*
Owned, leased and managed lease	*45*	*29*	*55.2*
Insurance activities	*(6)*	*(2)*	*200.0*
System Fund and reimbursable result	**(83)**	19	NM[d]
Operating profit before exceptional items	**1,041**	1,038	0.3
Operating exceptional items	**-**	28	NM[d]
Operating profit	**1,041**	1,066	(2.3)
Net financial expenses	**(140)**	(52)	169.2
Analysed as:			
Adjusted interest expense[b]	*(165)*	*(131)*	*26.0*
System Fund interest	*50*	*44*	*13.6*
Foreign exchange (losses)/gains	*(25)*	*35*	*NM[d]*
Fair value losses on contingent purchase consideration	**(4)**	(4)	0.0
Profit before tax	**897**	1,010	(11.2)
Tax	**(269)**	(260)	3.5
Analysed as:			
Adjusted tax[b]	*(262)*	*(253)*	*3.6*
Tax attributable to System Fund	*(4)*	*(3)*	*33.3*
Tax on foreign exchange (losses)/gains	*(3)*	*3*	*NM[d]*
Tax on exceptional items	*-*	*(7)*	*NM[d]*
Profit for the year	**628**	750	(16.3)
Adjusted earnings[c]	**697**	635	9.8
Basic weighted average number of ordinary shares (millions)	**161.2**	169.0	(4.6)
Earnings per ordinary share			
Basic	**389.6¢**	443.8¢	(12.2)
Adjusted[b]	**432.4¢**	375.7¢	15.1
Dividend per share	**167.6¢**	152.3¢	10.0
Average US dollar to sterling exchange rate	**$1: £0.78**	$1: £0.80	(2.5)

a. Americas and EMEAA include revenue and operating profit before exceptional items from both fee business and owned, leased and managed lease hotels. Greater China includes revenue and operating profit before exceptional items from fee business.

b. Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

c. Adjusted earnings as used within adjusted earnings per share, a non-GAAP measure.

d. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Revenue

Global RevPAR increased year-on-year by 2.6% in the first quarter, 3.2% in the second quarter, 1.5% in the third quarter, 4.6% in the fourth quarter and 3.0% for the full year, reflecting the continued strength of travel demand and our globally diverse portfolio of hotels. Our other key driver of revenue, net system size, increased by 4.3% year-on-year to 987,125 rooms.

Total revenue increased by $299m (6.5%) to $4,923m, including a $151m increase in System Fund and reimbursable revenues. Revenue from reportable segments[a] increased by $148m (6.8%) to $2,312m, driven by positive trading conditions, and the revenue recognised from the sale of loyalty points and co-brand credit card fees. Underlying revenue[a] increased by $157m (7.3%) to $2,304m, with underlying fee revenue[a] increasing by $111m (6.7%) to $1,774m. Owned, leased and managed lease revenue increased by $44m (9.3%) to $515m.

Operating profit and margin

Operating profit decreased by $25m from $1,066m to $1,041m, including the non-repeat of $28m operating exceptional income recorded in the prior year, and a $102m decrease in the reported System Fund and reimbursable result, from a $19m profit in 2023 to an $83m loss in 2024.

Operating profit from reportable segments[a] increased by $105m (10.3%) to $1,124m. Fee business operating profit increased by $93m (9.4%) to $1,085m, due to the improvement in trading which also drove a $10m increase in incentive management fees to $178m, and the recognition of ancillary fee revenue. Owned, leased and managed lease operating profit improved from $29m to $45m. Underlying operating profit[a] increased by $118m (11.7%) to $1,128m.

Fee margin[a] increased by 1.9%pts to 61.2%, driven by strong trading together with new and growing ancillary fee streams. Around 1.3%pts was driven by operational leverage and a further 0.6%pts was due to a portion of proceeds from the sale of certain loyalty points, together with other ancillary revenues, now being reported within IHG's results from reportable segments[a].

The impact of the movement in average USD exchange rates for 2023 compared to 2024 netted to a $12m impact on operating profit from reportable segments[a] when calculated as restating 2023 figures at 2024 exchange rates, but negatively impacted operating profit from reportable segments[a] by $16m when applying 2023 rates to 2024 figures.

If the average exchange rate during January 2025 had existed throughout 2024, the 2024 operating profit from reportable segments[a] would have been $12m lower.

System Fund and reimbursable result

The Group operates a System Fund to collect and administer assessments from hotel owners for specified purposes of use including marketing, reservations, certain hotel services and the Group's loyalty programme, IHG One Rewards. The System Fund also benefits from certain proceeds from the sale of loyalty points under third-party co-branding arrangements and the sale of points directly to members and other third parties. The Fund is not managed to generate a surplus or deficit for IHG over the longer term, but is managed for the benefit of hotels in the IHG system with the objective of driving revenues for the hotels in the system.

The growth in the IHG One Rewards programme means that, although assessments are received from hotels upfront when a member earns points, more revenue is deferred each year than is recognised in the System Fund. This can lead to accounting losses in the System Fund each year as the deferred revenue balance grows which do not necessarily reflect the Fund's position and the Group's capacity to invest.

Reimbursable revenues represent reimbursements of expenses incurred on behalf of managed and franchised properties and relate, predominantly, to payroll costs at managed properties where IHG is the employer. As IHG records reimbursable expenses based upon costs incurred with no added mark up, this revenue and related expenses have no impact on either operating profit or net profit for the year.

In the year to 31 December 2024, System Fund and reimbursable revenues increased $151m (6.1%) to $2,611m. The positive impact of continued strength in travel demand was partially offset by the changes to the System Fund arrangements that included a reduction in owner loyalty assessments and a portion of the revenue from the sale of certain loyalty points, together with certain other ancillary revenues, that are now being reported within IHG's results from reportable segments[a].

The reported System Fund and reimbursable result declined to an $83m loss from a $19m profit, primarily due to the increased investments in marketing, loyalty and commercial activities, combined with the aforementioned changes to the System Fund arrangement.

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a. Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Operating exceptional items

Operating exceptional items for the year to 31 December 2024 net to $nil (2023: $28m). 2024 comprised costs of $12m relating to litigation and commercial disputes offset by $12m of impairment reversals, which are classified as exceptional for consistency with the treatment of the corresponding impairments in 2020. Further information on exceptional items can be found in note 5 to the Financial Statements.

Net financial expenses

Net financial expenses increased to $140m from $52m. Net financial expenses include foreign exchange losses of $25m (2023: $35m gain), total interest costs on public bonds, which are fixed rate debt, of $123m (2023: $78m) and interest expense on lease liabilities of $30m (2023: $29m).

Adjusted interest[a], which excludes exceptional finance expenses and foreign exchange gains/losses and adds back interest attributable to the System Fund, increased by $34m to an expense of $165m. The increase in adjusted interest[a] was primarily driven by an increase in interest on bonds of $45m, and an increase in interest attributable to the System Fund of $6m, partially offset by a $24m increase in financial income.

Fair value gains and losses on contingent purchase consideration

Contingent purchase consideration arose on the acquisition of Regent. The net loss of $4m (2023: $4m) is principally due to the impact of the unwind of the discount due to the passage of time. The total contingent purchase consideration liability at 31 December 2024 is $73m (31 December 2023: $69m).

Taxation

The adjusted tax rate[a] for 2024 was 27% (2023: 28%). Taxation within exceptional items totalled $nil (2023: charge of $7m) and relates to the tax impacts of the operating exceptional items. Tax paid in 2024 totalled $309m (2023: $243m). Further information on tax can be found in note 6 to the Group Financial Statements.

Earnings per share

The Group's basic earnings per ordinary share is 389.6¢ (2023: 443.8¢). Adjusted earnings per ordinary share[a] increased by 56.7¢ (15.1%) to 432.4¢.

Dividends and shareholder returns

The Board is proposing a final dividend of 114.4¢ in respect of 2024, an increase of 10% on 2023. With the interim dividend of 53.2¢ paid in October 2024, the total dividend for the year would therefore be 167.6¢, representing an increase of 10% on 2023. The ex-dividend date for ordinary shares is Thursday 3 April 2025 and for American Depositary Receipts the ex-dividend date is Friday 4 April 2025. The record date (for both ordinary shares and American Depositary Receipts) is Friday 4 April 2025. The corresponding dividend amount in Pence Sterling per ordinary share will be announced on Monday 28 April 2025, calculated based on the average of the market exchange rates for the three working days commencing 23 April 2025. Subject to shareholder approval at the AGM on Thursday 8 May 2025, the dividend will be paid on Thursday 15 May 2025. A Dividend Reinvestment Plan ("DRIP") is provided by Equiniti Financial Services Limited. The DRIP enables the Company's shareholders to elect to have their cash dividend payments used to purchase the Company's shares. More information can be found at shareview.co.uk/info/drip. The cut-off date and time for the receipt of DRIP elections for the final dividend referred to above is 23 April 2025 at 5:00pm (UK time).

The Board has approved a $900m share buyback programme in 2025. This follows the $800m programme in 2024, the $750m programme in 2023 and the $500m programme announced in 2022 which already reduced the total number of voting rights in the Company by 4.6%, 6.1% and 5.0%, respectively. In 2024, 7.5m shares were repurchased for total consideration of $812m, including $20m of taxes and transaction costs (see note 12 to the Financial Statements).

[a]. Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Summary of cash flow, working capital, net debt and liquidity

Adjusted EBITDA[a] reconciliation	12 months ended 31 December	
	2024	2023
	$m	$m
Cash flow from operations	**1,149**	1,219
Cash flows relating to exceptional items	**(8)**	29
Impairment (loss)/reversal on financial assets	**(16)**	1
Other impairment charges	**(6)**	-
Other non-cash adjustments to operating profit	**(77)**	(60)
System Fund and reimbursable result	**83**	(19)
System Fund depreciation and amortisation	**(80)**	(83)
Other non-cash adjustments to System Fund result	**(37)**	(23)
Working capital and other adjustments	**(56)**	(79)
Capital expenditure: contract acquisition costs net of repayments	**237**	101
Adjusted EBITDA[a]	**1,189**	1,086

CASH FLOW SUMMARY	12 months ended 31 December		
	2024	2023 Re-presented[b]	$m
	$m	$m	change
Adjusted EBITDA[a]	**1,189**	1,086	103
Working capital and other adjustments	**56**	79	
Repayments/(payments) related to investments supporting the Group's insurance activities	**5**	(11)	
Impairment loss/(reversal) on financial assets	**16**	(1)	
Other impairment charges	**6**	-	
Other non-cash adjustments to operating profit	**77**	60	
System Fund and reimbursable result	**(83)**	19	
Non-cash adjustments to System Fund result	**117**	106	
Capital expenditure: key money contract acquisition costs, net of repayments	**(206)**	(101)	
Capital expenditure: gross maintenance	**(31)**	(38)	
Net interest paid	**(113)**	(83)	
Tax paid	**(309)**	(243)	
Principal element of lease payments, net of finance lease receipts	**(42)**	(28)	
Purchase of own shares by employee share trusts	**(27)**	(8)	
Adjusted free cash flow[a]	**655**	837	(182)
Cash flows relating to exceptional items	**8**	(29)	
Capital expenditure: gross recyclable investments	**(68)**	(50)	
Capital expenditure: gross System Fund capital investments	**(45)**	(46)	
Deferred purchase consideration paid	**(13)**	-	
Disposals and repayments, including proceeds from other financial assets	**15**	8	
Repurchase of shares, including transaction costs	**(804)**	(790)	
Dividends paid to shareholders	**(259)**	(245)	
Dividends paid to non-controlling interest	**-**	(3)	
Net cash flow before other net debt[a] movements	**(511)**	(318)	(193)
Add back principal element of lease repayments	**46**	28	
Exchange and other non-cash adjustments	**(45)**	(131)	
Increase in net debt[a]	**(510)**	(421)	(89)
Net debt[a] at beginning of the year	**(2,272)**	(1,851)	
Net debt[a] at end of the year	**(2,782)**	(2,272)	(510)

a. Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.
b. Re-presented to reflect the updated definition of adjusted free cash flow – see page 32 to 33.

Cash flow from operations

For the year ended 31 December 2024, cash flow from operations was $1,149m, a decrease of $70m on the previous year. This was led by the decrease in System Fund and reimbursable result together with increased contract acquisition costs, partly offset by higher operating profit from reportable segments[a].

Cash flow from operations is the principal source of cash used to fund interest and tax payments, capital expenditure, ordinary dividend payments and additional returns of capital.

Adjusted free cash flow[a]

Adjusted free cash flow[a] was an inflow of $655m, a decrease of $182m on the prior year. Adjusted EBITDA[a] increased by $103m due to the improvement in trading and the expansion of ancillary fee streams. This was offset by a $102m decrease in the System Fund and reimbursable result, reflecting increased investments in marketing, loyalty and commercial activities together with a decline in revenues driven by the changes to the System Fund arrangement described above, a $105m increase in key money contract acquisition costs net of repayments, a $30m increase in net interest paid reflecting the increase in average net debt and $66m higher tax payments. Working capital and other adjustments of $56m includes $214m of cash inflow related to deferred revenue, driven primarily by $124m related to the loyalty programme and $100m of upfront cash flows associated with the new US co-brand credit card agreements.

Net and gross capital expenditure[a]

Net capital expenditure[a] was $253m (2023: $146m) and gross capital expenditure[a] was $350m (2023: $242m). Gross capital expenditure[a] comprised: $206m of key money contract acquisition costs; $31m of maintenance; $68m gross recyclable investments; and $45m System Fund capital investments. Net capital expenditure[a] includes offsets from disposals of property, plant and equipment of $9m, proceeds from other financial assets of $6m, and $82m System Fund depreciation and amortisation.

Net debt[a]

Net debt[a] increased by $510m from $2,272m at 31 December 2023 to $2,782m at 31 December 2024. There were $1,063m of payments related to ordinary dividends and the share buyback programmes, including transaction costs, during the year. The change in net debt[a] includes adverse net foreign exchange impacts of $3m and $42m of other non-cash adjustments.

Sources of liquidity

As at 31 December 2024, the Group had total liquidity of $2,319m (31 December 2023: $2,572m), comprising $1,350m of undrawn bank facilities and $969m of cash and cash equivalents (net of overdrafts and restricted cash). The change in total liquidity from December 2024 of $253m is primarily due to net cash outflows of $511m, offset by net additional bond funding and repayment of currency swaps of $242m.

The Group currently has $3,257m of sterling and euro bonds outstanding. The bonds mature in August 2025 (£300m), August 2026 (£350m), May 2027 (€500m), October 2028 (£400m), November 2029 (€600m) and September 2031 (€750m). There are currency swaps in place on the euro bonds, fixing the May 2027 bond at £436m, the November 2029 bond at $657m and the September 2031 bond at $834m. The Group currently has senior unsecured long-term credit ratings of BBB from S&P and Baa2 from Moody's.

The Group is further financed by a $1.35bn syndicated bank revolving credit facility (RCF). The final one-year extension option was exercised during the year and the facility now matures in 2029. There are two financial covenants: interest cover and leverage ratio. Covenants are tested at half year and full year on a trailing 12-month basis. The leverage ratio requires Covenant net debt to Covenant EBITDA below 4.0:1 and the interest cover covenant requires a ratio of Covenant EBITDA to Covenant interest payable above 3.5:1. At 31 December 2024, the leverage ratio was 2.35 and the interest cover ratio was 9.72. See note 10 to the Financial Statements for further information. The RCF was undrawn at 31 December 2024.

The Group is in compliance with all of the applicable financial covenants in its loan documents, none of which are expected to present a material restriction on funding in the near future.

It is management's opinion that the current working capital levels and available facilities are sufficient for the Group's present liquidity requirements.

---

[a]. Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Additional revenue, global system size and pipeline analysis

Disaggregation of total gross revenue in IHG's system

Total gross revenue[a] provides a measure of the overall strength of the Group's brands. It comprises total rooms revenue from franchised hotels and total hotel revenue from managed, exclusive partner and owned, leased and managed lease hotels and excludes revenue from the System Fund and reimbursement of costs. Other than owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as it is derived from hotels owned by third parties.

	12 months ended 31 December		
	2024	2023	%
	$bn	$bn	Change[b]
Analysed by brand			
InterContinental	**5.3**	5.1	3.3
Kimpton	**1.4**	1.3	5.6
Hotel Indigo	**1.0**	0.9	14.9
Crowne Plaza	**3.7**	3.7	0.5
Holiday Inn Express	**9.6**	9.2	3.8
Holiday Inn	**6.0**	6.0	1.7
Staybridge Suites	**1.3**	1.2	6.6
Candlewood Suites	**0.9**	0.9	5.4
Other[c]	**4.2**	3.3	25.0
Total	**33.4**	31.6	5.7
Analysed by ownership type			
Franchised[d] (revenue not attributable to IHG)	**21.2**	20.0	5.8
Managed (revenue not attributable to IHG)	**11.7**	11.1	5.3
Owned, leased and managed lease (revenue recognised in Group income statement)	**0.5**	0.5	9.7
Total	**33.4**	31.6	5.7

Total gross revenue in IHG's system increased by 5.7% (6.5% increase at constant currency) to $33.4bn, driven by improved trading conditions in many markets and growth in the number of hotels in our system.

a. Definitions for total gross revenue can be found in the 'Key performance measures and non-GAAP measures' section to accompany the above reconciliation to the Financial Statements
b. Year-on-year percentage movement calculated from source figures.
c. Includes Holiday Inn Club Vacations.
d. Includes exclusive partner hotels.

RevPAR[a] movement summary at constant exchange rates (CER)

	Full Year 2024 vs 2023			Q4 2024 vs 2023		
	RevPAR	**ADR**	**Occupancy**	**RevPAR**	**ADR**	**Occupancy**
Global	**3.0%**	**2.1%**	**0.6%pts**	**4.6%**	**2.5%**	**1.3%pts**
Americas	2.5%	2.0%	0.3%pts	4.6%	2.9%	1.0%pts
EMEAA	6.6%	3.6%	2.0%pts	6.9%	3.8%	2.1%pts
Greater China	(4.8)%	(4.2)%	(0.4)%pts	(2.8)%	(4.6)%	1.1%pts

RevPAR[a] movement at CER vs actual exchange rates (AER)

	Full Year 2024 vs 2023			Q4 2024 vs 2023		
	CER (as above)	**AER**	**Difference**	**CER (as above)**	**AER**	**Difference**
Global	**3.0%**	**2.3%**	**(0.7)%pts**	**4.6%**	**3.9%**	**(0.7)%pts**
Americas	2.5%	2.0%	(0.5)%pts	4.6%	3.5%	(1.1)%pts
EMEAA	6.6%	5.6%	(1.0)%pts	6.9%	6.4%	(0.5)%pts
Greater China	(4.8)%	(6.1)%	(1.3)%pts	(2.8)%	(2.4)%	0.4%pts

a. RevPAR (revenue per available room), ADR (average daily rate) and occupancy are on a comparable basis, based on comparability as at 31 December 2024 and include hotels that have traded in all months in both the current and the prior year. The principle exclusions in deriving these measures are new openings, properties under major refurbishments and removals. See 'Key performance measures and non-GAAP measures' section for further information on the definition of RevPAR.

	Hotels		Rooms	
		Change over		Change over
Global hotel and room count	**2024**	2023	**2024**	2023
	31 December	31 December	**31 December**	31 December
Analysed by brand				
Six Senses	**27**	2	**1,950**	189
Regent	**11**	1	**3,212**	125
InterContinental	**227**	5	**73,784**	284
Vignette Collection	**20**	9	**3,965**	1,682
Kimpton	**77**	(1)	**14,031**	310
Hotel Indigo	**169**	16	**22,793**	2,575
voco	**87**	25	**20,376**	4,869
HUALUXE	**22**	2	**6,002**	473
Crowne Plaza	**415**	7	**113,624**	1,392
EVEN Hotels	**33**	7	**5,082**	1,151
Holiday Inn Express	**3,237**	66	**343,957**	7,640
Holiday Inn	**1,249**	47	**225,332**	9,422
Garner	**23**	21	**2,400**	2,242
avid hotels	**76**	9	**6,802**	775
Atwell Suites	**6**	4	**556**	370
Staybridge Suites	**335**	10	**36,523**	1,203
Holiday Inn Club Vacations	**30**	-	**9,868**	342
Candlewood Suites	**392**	16	**34,817**	1,320
Iberostar Beachfront Resorts	**55**	6	**19,586**	1,986
Other	**138**	14	**42,465**	2,572
Total	**6,629**	266	**987,125**	40,922
Analysed by ownership type				
Franchised[a]	**5,596**	240	**718,217**	37,616
Managed	**1,017**	27	**264,872**	3,501
Owned, leased and managed lease	**16**	(1)	**4,036**	(195)
Total	**6,629**	266	**987,125**	40,922

a. Includes exclusive partner hotels.

	Hotels		Rooms	
Global Pipeline		Change over		Change over
	2024	2023	**2024**	2023
	31 December	31 December	**31 December**	31 December
Analysed by brand				
Six Senses	**38**	(4)	**2,895**	(162)
Regent	**9**	(2)	**1,987**	(455)
InterContinental	**101**	1	**25,692**	421
Vignette Collection	**35**	17	**6,389**	4,333
Kimpton	**61**	7	**12,133**	1,372
Hotel Indigo	**130**	(2)	**19,431**	(1,508)
voco	**90**	16	**15,628**	2,887
HUALUXE	**24**	(1)	**6,293**	(50)
Crowne Plaza	**140**	14	**35,269**	2,827
EVEN Hotels	**32**	(1)	**5,567**	184
Holiday Inn Express	**637**	5	**79,222**	1,203
Holiday Inn	**266**	20	**51,677**	5,776
Garner	**94**	89	**8,767**	8,435
avid hotels	**137**	(4)	**10,649**	(928)
Atwell Suites	**54**	13	**5,460**	1,336
Staybridge Suites	**157**	(7)	**17,315**	(870)
Holiday Inn Club Vacations	**-**	(2)	**-**	(832)
Candlewood Suites	**183**	32	**14,299**	2,342
Iberostar Beachfront Resorts	**7**	2	**2,447**	207
Other	**15**	1	**4,132**	1,780
Total	**2,210**	194	**325,252**	28,298
Analysed by ownership type				
Franchised[a]	**1,598**	172	**191,605**	17,521
Managed	**611**	22	**133,492**	10,777
Owned, leased and managed lease	**1**	-	**155**	-
Total	**2,210**	194	**325,252**	28,298

[a]. Includes exclusive partner hotels.

Net system size increased by 4.3% year-on-year to 987.1k rooms. During the year, 59.1k rooms (371 hotels) opened, representing an increase of 11.2k rooms (96 hotels) from the prior year, including 10.2k rooms (58 hotels) that were conversions as part of the NOVUM Hospitality agreement. In 2024, 18.2k rooms (105 hotels) left the IHG system resulting in a removals rate of 1.9%, an increase compared to the prior year in which 13.3k rooms (76 hotels) left the system with a removals rate of 1.5%.

At the end of 2024, the global pipeline totalled 325.3k rooms (2,210 hotels), an increase of 28.3k rooms (194 hotels), as signings outpaced openings and terminations.

During the year, 106.2k rooms (714 hotels) were signed, including 17.7k rooms (119 hotels) as part of the initial NOVUM Hospitality agreement, and representing a 27.0k rooms (158 hotels) increase from 2023. Conversions represented around half of signings in 2024.

Regional performance reviews, system size and pipeline analysis

AMERICAS

Americas results

	12 months ended 31 December		
	2024 **$m**	2023 $m	% change
Revenue from the reportable segment[a]			
Fee business	**979**	957	2.3
Owned, leased and managed lease	**162**	148	9.5
	1,141	1,105	3.3
Operating profit from the reportable segment[a]			
Fee business	**795**	787	1.0
Owned, leased and managed lease	**33**	28	17.9
	828	815	1.6
Operating exceptional items	**4**	27	(85.2)
Operating profit	**832**	842	(1.2)

Americas Comparable RevPAR movement on previous year	12 months ended 31 December 2024
Fee business	
InterContinental	7.8%
Kimpton	2.1%
Hotel Indigo	3.1%
Crowne Plaza	4.6%
EVEN Hotels	5.6%
Holiday Inn Express	1.7%
Holiday Inn	2.3%
avid hotels	4.3%
Staybridge Suites	2.5%
Candlewood Suites	0.7%
All brands	2.4%
Owned, leased and managed lease	
All brands	11.2%

RevPAR for 2024 was up +2.5%, with occupancy of 68.6% up +0.3%pts and average daily rate +2.0% higher. Trading improved from Q1 when RevPAR was down -0.3% with an adverse impact from the timing of Easter. This was followed by higher demand in April which, along with more normalised growth in the two subsequent months, resulted in Q2 RevPAR of +3.3%. Q3 RevPAR was +1.7%, with Leisure rooms revenue booked for the key summer vacation quarter only slightly lower than 2023 levels, and Business and Groups well ahead. In Q4, RevPAR was +4.6%, with demand for each of Leisure, Business and Groups showing broadly similar levels of growth. For the year as a whole, booked rooms revenue on a comparable hotel basis for the Americas region saw Leisure ahead by +2%, Business revenue also ahead by +2% and Groups up +7%. By sub-region, reflecting economic stability in the US, its RevPAR for 2024 was +1.7%, and in aggregate across Canada, Latin America and the Caribbean RevPAR was +8.8%.

Revenue from the reportable segment[a] increased by $36m (+3.3%) to $1,141m. Operating profit decreased by $10m to $832m, with the increase in revenue being more than offset by the non-repeat of exceptional income recorded in the prior year (further information on exceptional items can be found in note 5 to the Financial Statements). Operating profit from the reportable segment[a] increased by $13m (+1.6%) to $828m.

Fee business revenue[a] increased by $22m (+2.3%) to $979m, with RevPAR up +2.4%. There were $21m of incentive management fees earned (2023: $21m). Fee business operating profit[a] increased by $8m (+1.0%) to $795m, driven by the trading performance and net system size growth, partially offset by certain one-time items and cost investment. This led to fee margin[a] reducing to 81.2% compared to 82.2% in 2023.

Owned, leased and managed lease revenue increased by $14m (+9.5%) to $162m, with RevPAR up +11.2%, reflecting the specific trading environments related to this small portfolio of just four hotels (only three of which were comparable for RevPAR). This led to an owned, leased and managed lease operating profit increase of $5m (+17.9%) to $33m.

a. Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Americas hotel and room count	Hotels		Rooms	
	2024 31 December	Change over 2023 31 December	2024 31 December	Change over 2023 31 December
Analysed by brand				
Six Senses	2	1	81	71
Regent	1	1	167	167
InterContinental	45	2	16,272	598
Vignette Collection	2	1	591	236
Kimpton	61	(2)	11,083	188
Hotel Indigo	75	3	10,128	550
voco	19	7	2,065	766
Crowne Plaza	104	(2)	26,356	(786)
EVEN Hotels	22	3	3,122	378
Holiday Inn Express	2,526	17	230,749	1,996
Holiday Inn	677	(11)	109,526	(2,228)
Garner	10	8	755	597
avid hotels	76	9	6,802	775
Atwell Suites	6	4	556	370
Staybridge Suites	312	9	32,773	1,098
Holiday Inn Club Vacations	30	-	9,868	342
Candlewood Suites	392	16	34,817	1,320
Iberostar Beachfront Resorts	24	1	9,267	240
Other	107	10	23,016	1,722
Total	4,491	77	527,994	8,400
Analysed by ownership type				
Franchised[a]	4,319	77	491,506	8,558
Managed	168	-	35,151	(158)
Owned, leased and managed lease	4	-	1,337	-
Total	4,491	77	527,994	8,400

[a.] Includes exclusive partner hotels.

Americas Pipeline	Hotels				Rooms			
	2024	Change over 2023			**2024**	Change over 2023		
	31 December	31 December			**31 December**	31 December		
Analysed by brand								
Six Senses	**9**	1			**660**	186		
Regent	**-**	(1)			**-**	(167)		
InterContinental	**11**	(1)			**2,786**	78		
Vignette Collection	**4**	1			**475**	214		
Kimpton	**30**	2			**5,685**	167		
Hotel Indigo	**27**	(4)			**3,238**	(1,099)		
voco	**23**	11			**2,612**	1,229		
Crowne Plaza	**6**	(3)			**1,044**	(1,166)		
EVEN Hotels	**8**	(3)			**949**	(290)		
Holiday Inn Express	**337**	(12)			**32,028**	(1,435)		
Holiday Inn	**65**	(7)			**7,790**	(849)		
Garner	**43**	38			**3,495**	3,163		
avid hotels	**137**	(4)			**10,649**	(928)		
Atwell Suites	**52**	11			**5,222**	1,098		
Staybridge Suites	**142**	(3)			**14,974**	(377)		
Holiday Inn Club Vacations	**-**	(2)			**-**	(832)		
Candlewood Suites	**175**	24			**13,199**	1,242		
Iberostar Beachfront Resorts	**6**	1			**2,176**	(64)		
Other	**14**	-			**2,352**	-		
Total	**1,089**	49			**109,334**	170		
Analysed by ownership type								
Franchised[a]	**1,043**	49			**102,075**	86		
Managed	**46**	-			**7,259**	84		
Total	**1,089**	49			**109,334**	170		

[a.] Includes exclusive partner hotels.

Gross system size growth was +3.2% for the year with the opening of 16.8k rooms (140 hotels) in the Americas region, of which 6.5k rooms (54 hotels) opened in Q4. Openings in the year included 55 hotels across the Holiday Inn Brand Family (notable examples including Holiday Inn Express New York Bronx) and a further 25 properties across the Staybridge Suites and Candlewood Suites brands. Eight Garner conversions took the portfolio of open hotels to ten, with this newest brand having become franchise-ready in the US relatively recently in September 2023. There were nine more avid hotels added to reach 76 open (with 137 more in the pipeline), and the next four Atwell Suites openings took this brand to six across its initial vibrant and diverse locations (with 52 more in the pipeline). The voco brand had a strong year of seven openings, taking its portfolio to 19 and with 23 more in the pipeline as it rolls out further in the region. Openings across our Luxury & Lifestyle brands, included the first Six Senses resort in the Caribbean in Grenada, the return of Regent to the region with the flagship Santa Monica Beach property, two InterContinental hotels (including entering the Pacific Northwest with Seattle Bellevue), three Hotel Indigo properties (including its first in the Caribbean in Grand Cayman), and five Kimpton properties (including Denver, San Antonio, the Dominican Republic and the Mas Olas Resort & Spa on Mexico's Baja peninsula).

Net system size grew +1.6% for the year, after removals of 8.4k rooms (63 hotels) representing a 1.6% removal rate.

There were 26.6k rooms (283 hotels) signed during the year, including 9.7k rooms (106 hotels) during Q4. There was excellent demand for Garner in its first full year with 46 signings, and 83 across the Holiday Inn Brand Family (notable examples including a Holiday Inn Resort at the Grand Canyon). There were 90 signings across our Suites brands, including 15 for Atwell Suites as interest in the brand continues to build, and among other notable examples was a Staybridge Suites and EVEN Hotels dual-brand property in Orlando, Florida. For avid hotels, 22 signings included further examples of dual-branded properties with Candlewood Suites (such as Bozeman, Montana) and further international growth for the brand with three more in Mexico. There were 16 signings for voco, including numerous quick-to-market conversions. Signings for our Luxury & Lifestyle brands included another strong year for Kimpton with eight more signings across the region in 2024 (including a further flagship for the brand in Orlando, and others such as Tulum, Mexico, and Little Rock), three Six Senses (including Telluride in the Colorado Rockies, and Riverstone Estate in Foxburg, Pennsylvania). Two signings for InterContinental also included a large flagship property for this brand in Orlando, as well as Palm Springs. Following the acceleration in growth achieved in 2023 with the expansion of our development presence outside of the US, in total there were 38 further hotel signings across Canada, Mexico, Latin America and the Caribbean, representing 15% of rooms signed for the overall region.

The pipeline stands at 109.3k rooms (1,089 hotels), which represents 21% of the current system size in the region.

EMEAA

EMEAA results	12 months ended 31 December		
	2024 $m	2023 $m	% change
Revenue from the reportable segment[a]			
Fee business	**395**	354	11.6
Owned, leased and managed lease	**353**	323	9.3
	748	677	10.5
Operating profit/(loss) from the reportable segment[a]			
Fee business	**258**	214	20.6
Owned, leased and managed lease	**12**	1	1,100.0
	270	215	25.6
Operating exceptional items	**(4)**	1	NM[b]
Operating profit	**266**	216	23.1

EMEAA comparable RevPAR movement on previous year	12 months ended 31 December 2024
Fee business	
Six Senses	10.7%
InterContinental	7.9%
Hotel Indigo	6.1%
voco	7.3%
Crowne Plaza	5.6%
Holiday Inn Express	5.0%
Holiday Inn	5.3%
Staybridge Suites	6.3%
All brands	6.5%
Owned, leased and managed lease	
All brands	11.9%

RevPAR for 2024 grew +6.6%, with occupancy of 71.8% up +2.0%pts and average daily rate +3.6% higher. Trading in Q1 saw RevPAR +8.9%, which was followed by +6.3% in Q2 as strong demand continued despite normalising across this diverse region as more countries exceeded pre-Covid levels of performance. Further normalisation resulted in Q3 RevPAR of +4.9%, but with Q4 then seeing an acceleration in demand with RevPAR growing +6.9%. By major geographic sub-markets, 2024 RevPAR saw growth rates of: +10.9% in East Asia & Pacific, which included the benefit of inbound leisure travel from Greater China; +5.7% in the Middle East; +5.9% in Continental Europe; and +2.3% in the UK. The breadth of range in performance primarily reflects the differing stages of recovery already achieved in the prior year. Booked rooms revenue on a comparable hotel basis for the EMEAA region as a whole in 2024 saw Leisure growth of +6%, Business also of +6% and Groups growth of +9%.

Revenue from the reportable segment[a] increased by $71m (+10.5%) to $748m. Operating profit increased by $50m to $266m, driven by the increase in revenue but partially offset by the movement in exceptional items (further information on exceptional items can be found in note 5 to the Financial Statements). Operating profit from the reportable segment[a] increased by $55m (+25.6%) to $270m.

Fee business revenue[a] increased by $41m (+11.6%) to $395m, with RevPAR up +6.5%. There were $118m of incentive management fees earned (2023: $101m). Fee business operating profit[a] increased by $44m (+20.6%) to $258m and fee margin[a] increased to 65.3% compared to 60.5% in 2023, with positive operating leverage driven by the trading performance and system growth.

Owned, leased and managed lease revenue increased by $30m (+9.3%) to $353m, with RevPAR up +11.9%. As the trading conditions of this largely urban-centred portfolio of 13 hotels further improved in 2024, operating profit of $12m was achieved compared to $1m in 2023. Excluding the results of one Regent hotel, which exited in 2024 upon lease expiration, revenue increased by $32m and operating profit increased by $12m, year-on-year.

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a. Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

b. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

EMEAA hotel and room count	Hotels		Rooms	
	2024 31 December	Change over 2023 31 December	2024 31 December	Change over 2023 31 December
Analysed by brand				
Six Senses	24	1	1,739	118
Regent	4	-	991	(45)
InterContinental	121	2	33,945	(498)
Vignette Collection	13	6	2,109	903
Kimpton	13	1	2,498	122
Hotel Indigo	66	8	8,204	1,175
voco	51	13	14,608	2,817
Crowne Plaza	181	3	43,890	605
Holiday Inn Express	360	11	52,835	1,347
Holiday Inn	425	43	77,395	8,065
Garner	13	13	1,645	1,645
Staybridge Suites	23	1	3,750	105
Iberostar Beachfront Resorts	31	5	10,319	1,746
Other	24	5	12,546	1,102
Total	1,349	112	266,474	19,207
Analysed by ownership type				
Franchised[a]	931	92	156,538	15,708
Managed	406	21	107,237	3,694
Owned, leased and managed lease	12	(1)	2,699	(195)
Total	1,349	112	266,474	19,207

[a]. Includes exclusive partner hotels.

EMEAA Pipeline	Hotels		Rooms	
	2024 **31 December**	Change over 2023 31 December	**2024** **31 December**	Change over 2023 31 December
Analysed by brand				
Six Senses	28	(2)	**2,181**	(169)
Regent	7	-	**1,460**	(8)
InterContinental	60	4	**14,526**	1,016
Vignette Collection	25	11	**4,379**	2,856
Kimpton	15	-	**2,254**	(111)
Hotel Indigo	49	(4)	**7,208**	(1,101)
voco	50	(1)	**9,416**	509
Crowne Plaza	59	10	**14,021**	2,492
Holiday Inn Express	89	-	**14,339**	1,030
Holiday Inn	114	28	**22,819**	6,697
Garner	51	51	**5,272**	5,272
Staybridge Suites	15	(4)	**2,341**	(493)
Candlewood Suites	8	8	**1,100**	1,100
Iberostar Beachfront Resorts	1	1	**271**	271
Other	1	1	**1,780**	1,780
Total	**572**	103	**103,367**	21,141
Analysed by ownership type				
Franchised[a]	**264**	90	**37,572**	13,056
Managed	**307**	13	**65,640**	8,085
Owned, leased and managed lease	**1**	-	**155**	-
Total	**572**	103	**103,367**	21,141

a. Includes exclusive partner hotels.

Gross system size growth was +9.6% for the year with the opening of 23.6k rooms (134 hotels) in the EMEAA region, of which 10.6k rooms (59 hotels) opened in Q4. Openings in the year included the first 58 conversions (10.2k rooms) as part of the NOVUM Hospitality agreement through which 108 open hotels (15.3k rooms) and 11 under development (2.4k rooms) are expected to join IHG's system between 2024 and 2028. A further five Iberostar Beachfront Resort properties were also added as part of the long-term commercial agreement established in November 2022. There were 14 Holiday Inn Express properties opened, and nine for Crowne Plaza. The first 13 Garner openings in the region included nine as part of the NOVUM conversions, the first three in Japan and the first in the UK. Further reflecting a strong year for conversions, there were 14 openings for the voco brand, while there were six for the Vignette Collection each in different countries including the first in the UK. Other Luxury & Lifestyle openings included five for InterContinental (in France, Greece, New Zealand, Vietnam and the UAE), the first Six Senses property in Japan, Regent Bali Canggu (the first for the brand in Indonesia), Kimpton BEM Budapest in Hungary (one of our first Low Carbon Pioneer hotels) and eight for Hotel Indigo.

Net system size grew +7.8% for the year, after removals of 4.4k rooms (22 hotels) representing a 1.8% removal rate. The initial 58 NOVUM Hospitality properties contributed +4.1% to the system growth for the year.

There were 50.3k rooms (271 hotels) signed during the year, including 12.6k rooms (56 hotels) during Q4. The NOVUM Hospitality agreement added 17.7k of room signings (119 hotels); 52 properties are a brand collaboration with Holiday Inn, while 56 hotels are converting to Garner and 11 to Candlewood Suites, representing European debuts for these two brands. During the year there were eight further signings for the new Garner conversion brand and 56 other signings across the Holiday Inn Brand Family (including Holiday Inn Express Paris Orly Airport). It was also a notably strong year for Crowne Plaza with 20 signings, voco with 18 and Vignette Collection with 17, with the latter including Ciel in Dubai, the world's tallest all-hotel tower, and Noku Maldives. Across our other Luxury & Lifestyle brands, there were 10 signings for InterContinental, nine for Hotel Indigo (including a dual-branded property with voco at Waterloo, Central London), two for Kimpton and one each for Six Senses and Regent; with 40 properties and 7.3k rooms signed across our six Luxury & Lifestyle brands, this represented 22% of all rooms in the region (adjusting for the NOVUM signings). Aside from the progress in Germany as a priority growth market driven by the NOVUM agreement, other signings during the year included 17 in India (including the InterContinental Kodaikanal Resort), and 12 in each of Japan and Saudi Arabia. Conversions represented 44% of all signings in the region (adjusting for the NOVUM signings).

The pipeline stands at 103.4k rooms (572 hotels), which represents 39% of the current system size in the region.

GREATER CHINA

	12 months ended 31 December		
Greater China results	**2024** **$m**	2023 $m	% change
Revenue from the reportable segment[a]			
Fee business	**161**	161	0.0
	161	161	0.0
Operating profit from the reportable segment[a]			
Fee business	**98**	96	2.1
Operating profit	**98**	96	2.1

Greater China comparable RevPAR movement on previous year	**12 months ended** **31 December 2024**
Fee business	
Regent	4.7%
InterContinental	(6.7)%
Hotel Indigo	(3.7)%
HUALUXE	(0.7)%
Crowne Plaza	(5.2)%
Holiday Inn Express	(4.6)%
Holiday Inn	(4.0)%
All brands	(4.8)%

RevPAR for 2024 was down -4.8%, with occupancy of 60.4% down -0.4%pts and average daily rate -4.2% lower. Q1 RevPAR of +2.5% was followed by -7.0% in Q2 as comparatives became sequentially tougher due to the timing of resurgent domestic demand in 2023 after the lifting of travel restrictions. In 2024 the industry has experienced shifting patterns of demand mix, including an expansion of outbound Leisure travel to other markets, particularly elsewhere in Asia Pacific as seen benefiting demand in our EMEAA region. Comparatives became further sequentially tougher in Q3, with that quarter in 2023 marking when RevPAR first exceeded 2019 levels, with comparatives then easing in Q4. As a result, RevPAR was -10.3% YOY in Q3, improving to -2.8% in Q4. The trading patterns over the course of 2024 have therefore reflected greater normalisation in demand. Booked rooms revenue on a comparable hotel basis for 2024 still saw Leisure up +1%, as returning international inbound stays into higher tier locations more than offset significantly reduced revenue in lower tiered resort locations. Business rooms revenue was down -5% and Groups down -3%.

Revenue from the reportable segment[a] was unchanged at $161m, with the effect of negative RevPAR in the comparable estate offset by the incremental revenue from system growth. There were $39m of incentive management fees earned (2023: $46m). Operating profit increased by $2m (+2.1%) to $98m and fee margin[a] increased to 60.9% compared to 59.6% in 2023, supported by scale efficiencies achieved in the year.

[a.] Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Greater China hotel and room count	Hotels		Rooms	
	2024	Change over 2023	**2024**	Change over 2023
	31 December	31 December	**31 December**	31 December
Analysed by brand				
Six Senses	**1**	-	**130**	-
Regent	**6**	-	**2,054**	3
InterContinental	**61**	1	**23,567**	184
Vignette Collection	**5**	2	**1,265**	543
Kimpton	**3**	-	**450**	-
Hotel Indigo	**28**	5	**4,461**	850
voco	**17**	5	**3,703**	1,286
HUALUXE	**22**	2	**6,002**	473
Crowne Plaza	**130**	6	**43,378**	1,573
EVEN Hotels	**11**	4	**1,960**	773
Holiday Inn Express	**351**	38	**60,373**	4,297
Holiday Inn	**147**	15	**38,411**	3,585
Other	**7**	(1)	**6,903**	(252)
Total	**789**	77	**192,657**	13,315
Analysed by ownership type				
Franchised	**346**	71	**70,173**	13,350
Managed	**443**	6	**122,484**	(35)
Total	**789**	77	**192,657**	13,315

Greater China Pipeline	Hotels		Rooms	
	2024	Change over 2023	**2024**	Change over 2023
	31 December	31 December	**31 December**	31 December
Analysed by brand				
Six Senses	**1**	(3)	**54**	(179)
Regent	**2**	(1)	**527**	(280)
InterContinental	**30**	(2)	**8,380**	(673)
Vignette Collection	**6**	5	**1,535**	1,263
Kimpton	**16**	5	**4,194**	1,316
Hotel Indigo	**54**	6	**8,985**	692
voco	**17**	6	**3,600**	1,149
HUALUXE	**24**	(1)	**6,293**	(50)
Crowne Plaza	**75**	7	**20,204**	1,501
EVEN Hotels	**24**	2	**4,618**	474
Holiday Inn Express	**211**	17	**32,855**	1,608
Holiday Inn	**87**	(1)	**21,068**	(72)
Atwell Suites	**2**	2	**238**	238
Total	**549**	42	**112,551**	6,987
Analysed by ownership type				
Franchised	**291**	33	**51,958**	4,379
Managed	**258**	9	**60,593**	2,608
Total	**549**	42	**112,551**	6,987

Gross system size growth was +10.4% for the year with the opening of 18.7k rooms (97 hotels) in the Greater China region, of which 6.5k (34 hotels) opened in Q4. Openings in the year saw 66 for the Holiday Inn Brand Family (including key locations such as Holiday Inn Express Shanghai Changfeng Park, Holiday Inn Express Shenzhen Futian Center, and Holiday Inn Resort Kanas Hemu) and nine further Crowne Plaza properties, including at Shanghai Snow World, the world's largest indoor ski resort. As other brands scale in the region, there were five further voco properties opened, four EVEN Hotels and three HUALUXE properties (including Shenzhen Bao'an). Further strengthening IHG's leading position in Luxury & Lifestyle, there were five Hotel Indigo properties added (taking the portfolio to 28), three more for InterContinental (taking the portfolio to 61) and two further openings for Vignette Collection (including at the Shanghai Snow World complex). Conversions accounted for 25% of all room openings in the year.

Net system size growth was +7.4% for the year, after removals of 5.4k rooms (20 hotels) representing a 3.0% removal rate.

There were 29.4k rooms (160 hotels) signed during the year, including 7.7k rooms (39 hotels) during Q4. During the year there were 73 hotel signings for Holiday Inn Express and 20 for Holiday Inn, growing their pipelines to 211 and 87, respectively, 17 Crowne Plaza signings and a further 11 for voco. Particularly notable signings included a Holiday Inn Express and Crowne Plaza at Beijing Tongzhou, which will serve the Universal Studios resort. The Atwell Suites brand was also launched in the region, with the first two signings already achieved in Shenzhen and Hangzhou. There were 27 signings across our Luxury & Lifestyle brands, including 12 for Hotel Indigo, seven for Vignette Collection (which contributed to conversions representing 33% of all signings in the year), five for Kimpton (including Kimpton Wuxi Liangxi and Kimpton Guangzhou Pearl River), and three for InterContinental which sees the pipeline for the brand reach 30 in addition to the 61 already open in the region. Our six Luxury & Lifestyle brands represent around 20% of both the existing system size and the pipeline in the region.

The 97 hotel openings and 160 hotel signings in the region in 2024 both represented all-time record achievements. In this critically important growth market, in recent weeks we also celebrated opening our 800th hotel as well as the 50th anniversary of IHG in Greater China.

The pipeline stands at 112.6k rooms (549 hotels), which represents 58% of the current system size in the region.

CENTRAL

	12 months ended 31 December		
Central results	**2024** **$m**	2023 $m	% change
Revenue from the reportable segment[a]			
Fee business	**239**	200	19.5
Insurance activities	**23**	21	9.5
	262	221	18.6
Gross costs			
Fee business	**(305)**	(305)	0.0
Insurance activities	**(29)**	(23)	26.1
	(334)	(328)	1.8
Operating loss from the reportable segment[a]			
Fee business	**(66)**	(105)	(37.1)
Insurance activities	**(6)**	(2)	200.0
	(72)	(107)	(32.7)

Central revenue is mainly comprised of technology fee income, revenue from insurance activities, co-brand licensing fees and, from 2024, a portion of revenue from the consumption of certain IHG One Rewards points. Central revenue increased by $41m (18.6%) to $262m. This was primarily driven by the new co-brand credit card agreements and changes to the System Fund arrangement in 2024 in which a portion of the revenue from the sale of certain loyalty points, together with certain other ancillary revenues, are now being reported within revenue from fee business. These changes applied to 50% of proceeds from those point sales in 2024 and will increase to 100% from 1 January 2025.

Gross costs increased by $6m (1.8%) year-on-year, driven by significant individual claims in the insurance programme.

The resulting $72m operating loss was a decrease of $35m year-on-year.

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[a]. Definitions for non-GAAP measures can be found in the 'Key performance measures and non-GAAP measures' section, along with reconciliations of these measures to the most directly comparable line items within the Financial Statements.

Key performance measures and non-GAAP measures

In addition to performance measures directly observable in the Financial Statements (International Financial Reporting Standards "IFRS" measures), certain financial measures are presented when discussing the Group's performance which are not measures of financial performance or liquidity under IFRS. In management's view, these measures provide investors and other stakeholders with an enhanced understanding of IHG's operating performance, profitability, financial strength and funding requirements. These measures do not have standardised meanings under IFRS, and companies do not necessarily calculate these in the same way as each other. As these measures exclude certain items (for example impairment and the costs of individually significant legal cases or commercial disputes) they may be materially different to the measures prescribed by IFRS and may result in a more favourable view of performance. Accordingly, they should be viewed as complementary to, and not as a substitute for, the measures prescribed by IFRS and as included in the Financial Statements.

Global revenue per available room (RevPAR) growth
RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry.

RevPAR comprises IHG's System rooms revenue divided by the number of room nights available and can be derived from occupancy rate multiplied by average daily rate (ADR). ADR is rooms revenue divided by the number of room nights sold.

References to RevPAR, occupancy and ADR are presented on a comparable basis, comprising groupings of hotels that have traded in all months in both the current and comparable year. The principal exclusions in deriving this measure are new hotels (including those acquired), hotels closed for major refurbishment and hotels sold in either of the comparable years.

RevPAR and ADR are quoted at a constant US$ exchange rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in currency movements.

Total gross revenue from hotels in IHG's System
Total gross revenue is revenue not wholly attributable to IHG, however, management believes this measure is meaningful to investors and other stakeholders as it provides a measure of System performance, giving an indication of the strength of IHG's brands and the combined impact of IHG's growth strategy and RevPAR performance.

Total gross revenue refers to revenue which IHG has a role in driving and from which IHG derives an income stream.

Total gross revenue comprises:

- Total rooms revenue from franchised hotels;

- Total hotel revenue from managed and exclusive partner hotels including food and beverage, meetings and other revenues, reflecting the value driven by IHG and the base upon which fees are typically earned; and

- Total hotel revenue from owned, leased and managed lease hotels.

Other than total hotel revenue from owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as these managed, franchised and exclusive partner hotels are owned by third parties.

Total gross revenue is used to describe this measure as it aligns with terms used in the Group's management, franchise and exclusive partner agreements and therefore is well understood by owners and other stakeholders.

Revenue and operating profit measures
Revenue and operating profit from (1) fee business, (2) owned, leased and managed lease hotels, and (3) insurance activities are described as 'revenue from reportable segments' and 'operating profit from reportable segments', respectively, within note 3 to the Financial Statements. These measures are presented insofar as they relate to each of the Group's regions and its Central functions. Management believes revenue and operating profit from reportable segments are meaningful to investors and other stakeholders as they exclude the following elements and reflect how management monitors the business:

- System Fund and reimbursables – the System Fund is not managed to generate a surplus or deficit for IHG over the longer term; it is managed for the benefit of the hotels within the IHG system. The System Fund is operated to collect and administer cash assessments from hotel owners for specific purposes of use including marketing, the Guest Reservation System, certain hotel services and the Group's loyalty programme. There is a cost equal to reimbursable revenues so there is no profit impact. Cost reimbursements are not applicable to all hotels, and growth in these revenues is not reflective of growth in the performance of the Group. As such, management does not include these revenues in their analysis of results.

- Exceptional items – these are identified by virtue of their size, nature or incidence with consideration given to consistency of treatment with prior years and between gains and losses. Exceptional items include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes, and reorganisation costs. As each item is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding such items. Further detail of amounts presented as exceptional is included in note 5 to the Financial Statements.

In further discussing the Group's performance in respect of revenue and operating profit, additional non-IFRS measures are used and explained further below:

- Underlying revenue;
- Underlying operating profit;
- Underlying fee revenue; and
- Fee margin.

Operating profit measures are, by their nature, before interest and tax. The Group's reported operating profit additionally excludes fair value changes in contingent purchase consideration, which relates to financing of acquisitions. Management believes such measures are useful for investors and other stakeholders when comparing performance across different companies as interest and tax can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate.

Although management believes these measures are useful to investors and other stakeholders in assessing the Group's ongoing financial performance and provide improved comparability between periods, there are limitations in their use as compared to measures of financial performance under IFRS. As such, they should not be considered in isolation or viewed as a substitute for IFRS measures. In addition, these measures may not necessarily be comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Underlying revenue and underlying operating profit
These measures adjust revenue from reportable segments and operating profit from reportable segments, respectively, to exclude revenue and operating profit generated by owned, leased and managed lease hotels which have been disposed, and significant liquidated damages, which are not comparable year-on-year and are not indicative of the Group's ongoing profitability. The revenue and operating profit of current year acquisitions are also excluded as these obscure underlying business results and trends when comparing to the prior year. In addition, in order to remove the impact of fluctuations in foreign exchange, which would distort the comparability of the Group's operating performance, prior year measures are restated at constant currency using current year exchange rates.

Management believes these are meaningful to investors and other stakeholders to better understand comparable year-on-year trading and enable assessment of the underlying trends in the Group's financial performance.

Underlying fee revenue growth
Underlying fee revenue is used to calculate underlying fee revenue growth. Underlying fee revenue is calculated on the same basis as underlying revenue as described above but for the fee business only.

Management believes underlying fee revenue is meaningful to investors and other stakeholders as an indicator of IHG's ability to grow the core fee-based business, aligned to IHG's asset-light strategy.

Fee margin
Fee margin is presented at actual exchange rates and is a measure of the profit arising from fee revenue. Fee margin is calculated by dividing 'fee operating profit' by 'fee revenue'. Fee revenue and fee operating profit are calculated from revenue from reportable segments and operating profit from reportable segments, as defined above, adjusted to exclude revenue and operating profit from the Group's owned, leased and managed lease hotels as well as from insurance activities and significant liquidated damages.

Management believes fee margin is meaningful to investors and other stakeholders as an indicator of the sustainable long-term growth in the profitability of IHG's core fee-based business, as the scale of IHG's operations increases with growth in IHG's system size.

Adjusted interest
Adjusted interest is presented before exceptional items and excludes foreign exchange gains/losses primarily related to the Group's internal funding structure and the following items of interest which are recorded within the System Fund:

- Interest income is recorded in the System Fund on the outstanding cash balance relating to the IHG loyalty programme. These interest payments are recognised as interest expense for IHG.

- Other components of System Fund interest income and expense, including capitalised interest, lease interest expense and interest income on overdue receivables.

Given results related to the System Fund are excluded from adjusted measures used by management, these are excluded from adjusted interest and adjusted earnings per ordinary share (see below).

The exclusion of foreign exchange gains/losses provides greater comparability with covenant interest as calculated under the terms of the Group's revolving credit facility.

Management believes adjusted interest is a meaningful measure for investors and other stakeholders as it provides an indication of the comparable year-on-year expense associated with financing the business including the interest on any balance held on behalf of the System Fund.

Adjusted tax
Adjusted tax excludes the impact of foreign exchange gains/losses, exceptional items, the System Fund and fair value gains/losses on contingent consideration.

Foreign exchange gains/losses vary year-on-year depending on the movement in exchange rates, and fair value gains/losses on contingent consideration and exceptional items also vary year-on-year. These can impact the current year's tax charge. The System Fund (including interest and tax) is not managed to a surplus or deficit for IHG over the longer term and is, in general, not subject to tax. Management believes removing these from both profit and tax provides a better view of the Group's underlying tax rate on ordinary operations and aids comparability year-on-year, thus providing a more meaningful understanding of the Group's ongoing tax charge.

Adjusted earnings per ordinary share

Adjusted earnings per ordinary share adjusts the profit available for equity holders used in the calculation of basic earnings per share to remove the System Fund and reimbursable result, interest attributable to the System Fund and foreign exchange gains/losses as excluded in adjusted interest (above), change in fair value of contingent purchase consideration, exceptional items, and the related tax impacts of such adjustments and exceptional tax.

Management believes that adjusted earnings per share is a meaningful measure for investors and other stakeholders as it provides a more comparable earnings per share measure aligned with how management monitors the business.

Net debt

Net debt is used in the monitoring of the Group's liquidity and capital structure and is used by management in the calculation of the key ratios attached to the Group's bank covenants and with the objective of maintaining an investment grade credit rating. Net debt is used by investors and other stakeholders to evaluate the financial strength of the business.

Net debt comprises loans and other borrowings, lease liabilities, the principal amounts payable and receivable on maturity of derivatives swapping debt values, less cash and cash equivalents. A summary of the composition of net debt is included in note 10 to the Financial Statements.

Adjusted EBITDA

One of the key measures used by the Group in monitoring its debt and capital structure is the net debt: adjusted EBITDA ratio, which is managed with the objective of maintaining an investment grade credit rating. The Group has a stated aim of targeting this ratio at 2.5-3.0x. Adjusted EBITDA is defined as cash flow from operations, excluding cash flows relating to exceptional items, cash flows arising from the System Fund and reimbursable result, other non-cash adjustments to operating profit or loss, working capital and other adjustments, and contract acquisition costs.

Adjusted EBITDA is useful to investors as an approximation of operational cash flow generation and is also relevant to the Group's banking covenants, which use Covenant EBITDA in calculating the leverage ratio. Details of covenant levels and performance against these are provided in note 10 to the Financial Statements.

Adjusted free cash flow, gross capital expenditure, net capital expenditure.

These measures have limitations as they omit certain components of the overall cash flow statement. They are not intended to represent IHG's residual cash flow available for discretionary expenditures, nor do they reflect the Group's future capital commitments. These measures are used by many companies, but there can be differences in how each company defines the terms, limiting their usefulness as a comparative measure. Therefore, it is important to view these measures only as a complement to the Group statement of cash flows.

Adjusted free cash flow

Adjusted free cash flow is net cash from operating activities adjusted for: (1) the inclusion of the cash outflow arising from the purchase of shares by employee share trusts reflecting the requirement to satisfy incentive schemes which are linked to operating performance; (2) the inclusion of gross maintenance capital expenditure; (3) the exclusion of cash flows relating to exceptional items; and (4) where cash flows are split between categories in the Group statement of cash flows, cash flows from investing or financing activities may be included or excluded in adjusted free cash flow to maintain consistency of the measure. This includes: (a) the inclusion of the principal element of lease payments; (b) the exclusion of payments of deferred or contingent purchase consideration included within net cash from operating activities; (c) the exclusion of interest receipts related to owner loans within net cash from operating activities (d) the exclusion of recyclable investments in contract acquisition costs within net cash from operating activities; (e) the inclusion of payments and repayments related to investments supporting the Group's insurance activities; (f) the inclusion of finance lease income relating to sub-leases where payments on the headlease are included in (a); (g) the exclusion of any lease incentives recorded within operating activities.

Management believes adjusted free cash flow is a useful measure for investors and other stakeholders as it represents the cash available to invest back into the business to drive future growth and pay the ordinary dividend, with any surplus being available for additional returns to shareholders. It is a key component in measuring the ongoing viability of our business and is a key reference point to our investment case.

Gross capital expenditure

Gross capital expenditure represents the consolidated capital expenditure of IHG inclusive of System Fund capital investments. Gross capital expenditure is defined as net cash from investing activities, adjusted to include contract acquisition costs and to exclude payments and repayments related to investments supporting the Group's insurance activities. In order to demonstrate the capital outflow of the Group, cash flow receipts such as those arising from disposals and distributions from associates and joint ventures, and finance lease income, are excluded. Lease incentives and similar contributions received are included in gross capital expenditure as they directly reduce the Group's outlay. The measure also excludes any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which represent ongoing payments for acquisitions.

Gross capital expenditure is reported as key money, maintenance, recyclable or System Fund. Contract acquisition costs are defined as either key money or recyclable, depending on whether they form part of other recyclable investments, such as any difference between the face and market value of an owner loan on inception.

This disaggregation provides useful information as it enables users to distinguish between:

- Key money, which reflects amounts paid to owners to secure management and franchise agreements;

- Maintenance capital expenditure, which reflects investments to maintain our systems, corporate offices and owned, leased and managed lease hotels;

- System Fund capital investments which are strategic investments to drive growth at hotel level; and

- Recyclable investments (such as all investments in associates and joint ventures and any loans to facilitate third-party ownership of hotel assets), which are generally intended to be recoverable in the medium term and are to drive growth of the Group's brands and expansion in primary markets.

Management believes gross capital expenditure is a useful measure as it illustrates how the Group continues to invest in the business to drive growth. It also allows for comparison year-on-year.

Net capital expenditure
Net capital expenditure provides an indicator of the capital intensity of IHG's business model. Net capital expenditure is derived from net cash from investing activities, which includes receipts such as those arising from disposals and distributions from associates and joint ventures, adjusted to include contract acquisition costs (net of repayments) and interest receipts from owner loans, and to exclude payments and repayments related to investments supporting the Group's insurance activities, finance lease income and any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities which are typically non-recurring in nature.

In addition, System Fund depreciation and amortisation relating to property, plant and equipment and intangible assets, respectively, is added back, reducing the overall cash outflow. This reflects the way in which System Funded capital investments are recovered from the System Fund, over the life of the asset.

Management believes net capital expenditure is a useful measure as it illustrates the net capital investment by IHG, after taking into account capital recycling through asset disposal and the funding of strategic investments by the System Fund. It provides investors and other stakeholders with visibility of the cash flows which are allocated to long-term investments to drive the Group's strategy.

Changes in definitions to the 2023 Annual Report and Accounts
The following definitions have been amended and prior year reconciliations have been re-presented accordingly:

- The definition and calculation of adjusted free cash flow has been amended to exclude the following items from net cash from operating activities: any recyclable investments in contract acquisition costs; any cash flows relating to exceptional items; and interest receipts related to owner loans and any lease incentives. The definition now also includes any payments or repayments of investments supporting the Group's insurance activities, together with any finance sub-lease income where the related outflow is included within lease principal payments.

- The definition and calculation of gross capital expenditure has been amended to exclude any payments or repayments of investments supporting the Group's insurance activities, together with any finance sub-lease income. The new definition additionally clarifies that lease incentives are always included in gross capital expenditure wherever they are accounted for in the Group statement of cash flows.

- The definition and calculation of net capital expenditure has been amended to include interest receipts related to owner loans and to exclude any payments or repayments of investments supporting the Group's insurance activities, together with any finance sub-lease income.

The definition of adjusted free cash flow was amended to reflect changes in the business over recent years, in particular more complex deal structures which can mean that cash flows from those investments are accounted for on a split basis across the Group statement of cash flows. The amended definition aims to eliminate those inconsistencies. The effect of the changes to the adjusted free cash flow definition also ensure that recurring, non-discretionary cash flows are better captured within adjusted free cash flow, and that exceptional cash flows, which can vary significantly from year-to-year are not distorting comparability. Changes have also been made to distinguish between the different underlying nature of contract acquisition costs e.g. key money and contract assets arising from owner loans, which better reflects the way these investments are considered by management and for consistency with the presentation of related assets.

The changes to gross and net capital expenditure definitions in relation to contract acquisition costs and interest receipts align with the changes to the definition of adjusted free cash flow. The change to exclude investments supporting the Group's insurance activities and finance lease income better reflects the non-discretionary nature of these activities.

Revenue and operating profit non-GAAP reconciliations

Highlights for the 12 months ended 31 December

Reportable segments	Revenue			Operating profit		
	2024 **$m**	2023 $m	% change	**2024** **$m**	2023 $m	% change
Per Group income statement	**4,923**	4,624	6.5	**1,041**	1,066	(2.3)
System Fund and reimbursables	**(2,611)**	(2,460)	6.1	**83**	(19)	NM[b]
Operating exceptional items	-	-	-	**-**	(28)	NM[b]
Reportable segments	**2,312**	2,164	6.8	**1,124**	1,019	10.3
Reportable segments analysed as:						
Fee business	**1,774**	1,672	6.1	**1,085**	992	9.4
Owned, leased and managed lease	**515**	471	9.3	**45**	29	55.2
Insurance activities	**23**	21	9.5	**(6)**	(2)	200.0
Reportable segments	**2,312**	2,164	6.8	**1,124**	1,019	10.3

Underlying revenue and underlying operating profit

	Revenue			Operating profit		
	2024 **$m**	2023 $m	% change	**2024** **$m**	2023 $m	% Change
Reportable segments (see above)	**2,312**	2,164	6.8	**1,124**	1,019	10.3
Owned, leased and managed lease asset disposal[a]	**(8)**	(10)	(20.0)	**4**	3	33.3
Currency impact	**-**	(7)	NM[b]	**-**	(12)	NM[b]
Underlying revenue and underlying operating profit	**2,304**	2,147	7.3	**1,128**	1,010	11.7

[a.] The results of one Regent hotel are removed in 2024 (being the year of lease expiration) and in 2023 to determine the underlying growth.
[b.] Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Underlying fee revenue and underlying fee operating profit

	Revenue			Operating profit		
	2024 **$m**	2023 $m	% change	**2024** **$m**	2023 $m	% change
Reportable segments fee business (see above)	**1,774**	1,672	6.1	**1,085**	992	9.4
Currency impact	**-**	(9)	NM[a]	**-**	(11)	NM[a]
Underlying fee revenue and underlying fee operating profit	**1,774**	1,663	6.7	**1,085**	981	10.6

a. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Americas

	Revenue			Operating profit[a]		
	2024 **$m**	2023 $m	% change	**2024** **$m**	2023 $m	% change
Per financial statements	**1,141**	1,105	3.3	**828**	815	1.6
Reportable segments analysed as:						
Fee business	**979**	957	2.3	**795**	787	1.0
Owned, leased and managed lease	**162**	148	9.5	**33**	28	17.9
	1,141	1,105	3.3	**828**	815	1.6
Reportable segments (see above)	**1,141**	1,105	3.3	**828**	815	1.6
Currency impact	**-**	(3)	NM[b]	**-**	(4)	NM[b]
Underlying revenue and underlying operating profit	**1,141**	1,102	3.5	**828**	811	2.1
Owned, leased and managed lease included in the above	**(162)**	(148)	9.5	**(33)**	(27)	22.2
Underlying fee business	**979**	954	2.6	**795**	784	1.4

a. Before exceptional items.
b. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

EMEAA

	Revenue			Operating profit[a]		
	2024 **$m**	2023 $m	% change	**2024** **$m**	2023 $m	% change
Per financial statements	**748**	677	10.5	**270**	215	25.6
Reportable segments analysed as:						
Fee business	**395**	354	11.6	**258**	214	20.6
Owned, leased and managed lease	**353**	323	9.3	**12**	1	1,100.0
	748	677	10.5	**270**	215	25.6
Reportable segments (see above)	**748**	677	10.5	**270**	215	25.6
Owned, leased and managed lease disposal[c]	**(8)**	(10)	(20.0)	**4**	3	33.3
Currency impact	**-**	(3)	NM[b]	**-**	(5)	NM[b]
Underlying revenue and underlying operating profit	**740**	664	11.4	**274**	213	28.6
Owned, leased and managed lease included in the above	**(345)**	(314)	9.9	**(16)**	(4)	300.0
Underlying fee business	**395**	350	12.9	**258**	209	23.4

a. Before exceptional items.
b. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
c. The results of one Regent hotel are removed in 2024 (being the year of lease expiration) and in 2023 to determine the underlying growth.

Greater China

	Revenue			Operating profit[a]		
	2024 **$m**	2023 $m	% change	**2024** **$m**	2023 $m	% change
Per financial statements	**161**	161	-	**98**	96	2.1
Reportable segments analysed as:						
Fee business	**161**	161	-	**98**	96	2.1
	161	161	-	**98**	96	2.1
Reportable segments (see above)	**161**	161	-	**98**	96	2.1
Currency impact	**-**	(2)	NM[b]	**-**	(1)	NM[b]
Underlying revenue and underlying operating profit	**161**	159	1.3	**98**	95	3.2

a. Before exceptional items.
b. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Fee margin reconciliation

12 months ended 31 December 2024

	Americas	EMEAA	Greater China	Central	Total
Revenue $m					
Reportable segments analysed as fee business (see above)	979	395	161	239	**1,774**
	979	395	161	239	**1,774**
Operating profit $m					
Reportable segments analysed as fee business (see above)	795	258	98	(66)	**1,085**
	795	258	98	(66)	**1,085**
Fee margin %	**81.2%**	**65.3%**	**60.9%**	**(27.6)%**	**61.2%**

12 months ended 31 December 2023

	Americas	EMEAA	Greater China	Central	Total
Revenue $m					
Reportable segments analysed as fee business (see above)	957	354	161	200	**1,672**
	957	354	161	200	**1,672**
Operating profit $m					
Reportable segments analysed as fee business (see above)	787	214	96	(105)	**992**
	787	214	96	(105)	**992**
Fee margin %	**82.2%**	**60.5%**	**59.6%**	**(52.5)%**	**59.3%**

Net and gross capital expenditure reconciliation

	12 months ended 31 December	
	2024 **$m**	2023[a] Re-presented $m
Net cash from investing activities	**(99)**	(137)
Adjusted for:		
Contract acquisition costs, net of repayments	**(237)**	(101)
System Fund depreciation and amortisation[b]	**82**	81
Payment of deferred purchase consideration	**10**	-
(Repayments)/payments related to investments supporting the Group's insurance activities	**(5)**	11
Finance lease receipts	**(4)**	-
Net capital expenditure	**(253)**	(146)
Further adjusted for:		
Disposals and repayments, including other financial assets	**(15)**	(8)
Repayment of contract acquisition costs	**-**	(7)
System Fund depreciation and amortisation[b]	**(82)**	(81)
Gross capital expenditure	**(350)**	(242)

Analysed as:	**Gross**	**Repaid**	**Net**	Gross	Repaid	Net
Key money contract acquisition costs	(206)	-	(206)	(108)	7	(101)
Maintenance	(31)	-	(31)	(38)	-	(38)
Recyclable capital expenditure						
Recyclable contract acquisition costs	(31)	-	(31)	-	-	-
Other recyclable investments	(37)	15	(22)	(50)	8	(42)
Capital expenditure: System Fund investments	(45)	82	37	(46)	81	35
Total capital expenditure	**(350)**	**97**	**(253)**	**(242)**	**96**	**(146)**

[a.] Re-presented to reflect the updated definition of gross and net capital expenditure – see page 32 to 33.
[b.] Excludes depreciation of right-of-use assets.

Adjusted free cash flow reconciliation

	12 months ended 31 December	
	2024	2023 Re-presented[a]
	$m	$m
Net cash from operating activities	**724**	893
Adjusted for:		
Purchase of shares by employee share trusts	**(27)**	(8)
Gross maintenance capital expenditure	**(31)**	(38)
Cash flows relating to exceptional items	**(8)**	29
Principal element of lease payments	**(46)**	(28)
Deferred purchase consideration	**3**	-
Recyclable contract acquisition costs	**31**	-
Repayments/(payments) related to investments supporting the Group's insurance activities	**5**	(11)
Finance lease receipts	**4**	-
Adjusted free cash flow	**655**	837

Re-presented to reflect the updated definition of adjusted free cash flow – see page 32 to 33.

Adjusted interest reconciliation

	12 months ended 31 December	
	2024	2023
	$m	$m
Net financial expenses		
Financial income	**63**	39
Financial expenses	**(203)**	(91)
	(140)	(52)
Adjusted for:		
Interest attributable to the System Fund	**(50)**	(44)
Foreign exchange losses/(gains)	**25**	(35)
	(25)	(79)
Adjusted interest	**(165)**	(131)

Adjusted tax and tax rate reconciliation

	2024			2023		
	Profit before tax $m	Tax $m	Tax rate	Profit before tax $m	Tax $m	Tax rate
Group income statement	**897**	**(269)**	**30.0%**	1,010	(260)	25.7%
Adjust to exclude:						
Operating exceptional items	-	-		(28)	7	
Foreign exchange losses/(gains)	25	3		(35)	(3)	
System Fund	83	4		(19)	3	
Interest attributable to the System Fund	(50)	-		(44)	-	
Fair value losses on contingent purchase consideration	4	-		4	-	
Adjusted tax and tax rate	**959**	**(262)**	**27.3%**	888	(253)	28.5%

Adjusted earnings per ordinary share reconciliation

	12 months ended 31 December	
	2024	2023
	$m	$m
Profit available for equity holders	**628**	750
Adjusting items:		
System Fund and reimbursable result	**83**	(19)
Interest attributable to the System Fund	**(50)**	(44)
Operating exceptional items	**-**	(28)
Fair value losses on contingent purchase consideration	**4**	4
Foreign exchange losses/(gains)	**25**	(35)
Tax attributable to the System Fund	**4**	3
Tax on foreign exchange losses/(gains)	**3**	(3)
Tax on exceptional items	**-**	7
Adjusted earnings	**697**	635
Basic weighted average number of ordinary shares (millions)	**161.2**	169.0
Adjusted earnings per ordinary share (cents)	**432.4**	375.7

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the year ended 31 December 2024

	2024 Year ended 31 December	2023 Year ended 31 December
	$m	$m
Revenue from fee business	1,774	1,672
Revenue from owned, leased and managed lease hotels	515	471
Revenue from insurance activities	23	21
System Fund and reimbursable revenues	2,611	2,460
Total revenue (notes 3 and 4)	**4,923**	**4,624**
Cost of sales	(745)	(742)
System Fund and reimbursable expenses	(2,694)	(2,441)
Administrative expenses	(359)	(338)
Insurance expenses	(29)	(23)
Share of profits of associates and joint ventures	10	31
Other operating income	10	21
Depreciation and amortisation	(65)	(67)
Impairment (loss)/reversal on financial assets	(10)	1
Other net impairment reversals	-	-
Operating profit (note 3)	**1,041**	**1,066**
Operating profit analysed as:		
Operating profit before System Fund, reimbursables and exceptional items	1,124	1,019
System Fund and reimbursable result	(83)	19
Operating exceptional items (note 5)	-	28
	1,041	**1,066**
Financial income	63	39
Financial expenses	(203)	(91)
Fair value losses on contingent purchase consideration	(4)	(4)
Profit before tax	**897**	**1,010**
Tax (note 6)	(269)	(260)
Profit for the year	**628**	**750**
Attributable to:		
Equity holders of the parent	628	750
Non-controlling interest	-	-
	628	**750**
Earnings per ordinary share (note 8)		
Basic	389.6¢	443.8¢
Diluted	385.3¢	441.2¢

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2024

	2024 Year ended 31 December	2023 Year ended 31 December
	$m	$m
Profit for the year	**628**	**750**
Other comprehensive income/(loss)		
Items that may be subsequently reclassified to profit or loss:		
Losses on cash flow hedges, including related tax charge of $11m (2023: $nil)	(124)	(30)
(Losses)/gains on net investment hedges	(7)	15
Costs of hedging	(11)	-
Hedging losses reclassified to financial expenses	165	28
Exchange gains/(losses) on retranslation of foreign operations, including related tax charge of $2m (2023: $4m)	4	(137)
	27	(124)
Items that will not be reclassified to profit or loss:		
Gains/(losses) on equity instruments classified as fair value through other comprehensive income, including related tax of $nil (2023: $1m charge)	2	(3)
Re-measurement gains/(losses) on defined benefit plans, including related tax of $nil (2023: $nil)	4	(2)
	6	(5)
Total other comprehensive income/(loss) for the year	**33**	**(129)**
Total comprehensive income for the year	**661**	**621**
Attributable to:		
Equity holders of the parent	661	621
Non-controlling interest	-	-
	661	621

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2024

Year ended 31 December 2024

	Equity share capital $m	Other reserves* $m	Retained earnings $m	Non-controlling interest $m	Total equity $m
At beginning of the year	141	(2,487)	396	4	(1,946)
Total comprehensive income for the year	-	29	632	-	661
Repurchase of shares, including taxes and transaction costs	(2)	2	(812)	-	(812)
Purchase of own shares by employee share trusts	-	(27)	-	-	(27)
Transfer of treasury shares to employee share trusts	-	(33)	33	-	-
Release of own shares by employee share trusts	-	31	(31)	-	-
Equity-settled share-based cost	-	-	60	-	60
Tax related to share schemes	-	-	15	-	15
Equity dividends paid	-	-	(259)	-	(259)
Exchange adjustments	(2)	2	-	-	-
At end of the year	**137**	**(2,483)**	**34**	**4**	**(2,308)**

Year ended 31 December 2023

	Equity share capital $m	Other reserves* $m	Retained earnings $m	Non-controlling interest $m	Total equity $m
At beginning of the year	137	(2,359)	607	7	(1,608)
Total comprehensive income for the year	-	(127)	748	-	621
Repurchase of shares, including taxes and transaction costs	(3)	3	(765)	-	(765)
Purchase of own shares by employee share trusts	-	(8)	-	-	(8)
Transfer of treasury shares to employee share trusts	-	(21)	21	-	-
Release of own shares by employee share trusts	-	32	(32)	-	-
Equity-settled share-based cost	-	-	51	-	51
Tax related to share schemes	-	-	11	-	11
Equity dividends paid	-	-	(245)	(3)	(248)
Exchange adjustments	7	(7)	-	-	-
At end of the year	**141**	**(2,487)**	**396**	**4**	**(1,946)**

*Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, fair value reserve, cash flow hedge reserves and currency translation reserve.

All items within total comprehensive income are shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
31 December 2024

	2024 31 December	2023 31 December
	$m	$m
ASSETS		
Goodwill and other intangible assets	1,042	1,099
Property, plant and equipment	146	153
Right-of-use assets	276	273
Investment in associates and joint ventures	51	48
Retirement benefit assets	3	3
Other financial assets	212	185
Derivative financial instruments	4	20
Deferred compensation plan investments	286	250
Non-current other receivables	35	13
Deferred tax assets	122	134
Contract costs	90	82
Contract assets	612	424
Total non-current assets	**2,879**	**2,684**
Inventories	4	5
Trade and other receivables	785	740
Current tax receivable	22	15
Other financial assets	7	7
Cash and cash equivalents	1,008	1,322
Contract costs	5	5
Contract assets	38	35
Total current assets	**1,869**	**2,129**
Total assets	**4,748**	**4,813**
LIABILITIES		
Loans and other borrowings	(398)	(599)
Lease liabilities	(26)	(30)
Derivative financial instruments	-	(25)
Trade and other payables	(650)	(711)
Deferred revenue	(766)	(752)
Provisions	(22)	(10)
Insurance liabilities	(14)	(12)
Current tax payable	(52)	(51)
Total current liabilities	**(1,928)**	**(2,190)**
Loans and other borrowings	(2,876)	(2,567)
Lease liabilities	(388)	(396)
Derivative financial instruments	(78)	-
Retirement benefit obligations	(68)	(66)
Deferred compensation plan liabilities	(286)	(250)
Trade and other payables	(78)	(75)
Deferred revenue	(1,294)	(1,096)
Provisions	(17)	(26)
Insurance liabilities	(25)	(25)
Deferred tax liabilities	(18)	(68)
Total non-current liabilities	**(5,128)**	**(4,569)**
Total liabilities	**(7,056)**	**(6,759)**
Net liabilities	**(2,308)**	**(1,946)**
EQUITY		
IHG shareholders' equity	(2,312)	(1,950)
Non-controlling interest	4	4
Total equity	**(2,308)**	**(1,946)**

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the year ended 31 December 2024

	2024 Year ended 31 December $m	2023 Year ended 31 December $m
Profit for the year	**628**	**750**
Adjustments reconciling profit for the year to cash flow from operations (note 9)	521	469
Cash flow from operations	**1,149**	**1,219**
Interest paid	(170)	(119)
Interest received	57	36
Deferred purchase consideration paid	(3)	-
Tax paid	(309)	(243)
Net cash from operating activities	**724**	**893**
Cash flow from investing activities		
Purchase of property, plant and equipment	(29)	(28)
Purchase of intangible assets	(49)	(54)
Investment in associates and joint ventures	(6)	(3)
Investment in other financial assets	(32)	(60)
Deferred purchase consideration paid	(10)	-
Disposal of property, plant and equipment	9	-
Repayments of other financial assets	11	8
Finance lease receipts	4	-
Other investing cash flows	3	-
Net cash from investing activities	**(99)**	**(137)**
Cash flow from financing activities		
Repurchase of shares, including taxes and transaction costs	(804)	(790)
Purchase of own shares by employee share trusts	(27)	(8)
Dividends paid to shareholders (note 7)	(259)	(245)
Dividend paid to non-controlling interest	-	(3)
Issue of long-term bonds, including effect of currency swaps	834	657
Repayment of long-term bonds	(547)	-
Settlement of currency swaps	(45)	-
Principal element of lease payments	(46)	(28)
Net cash from financing activities	**(894)**	**(417)**
Net movement in cash and cash equivalents, net of overdrafts, in the year	**(269)**	**339**
Cash and cash equivalents, net of overdrafts, at beginning of the year	1,278	921
Exchange rate effects	(18)	18
Cash and cash equivalents, net of overdrafts, at end of the year	**991**	**1,278**

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE FINANCIAL STATEMENTS

1. **Basis of preparation**

The preliminary consolidated financial statements of InterContinental Hotels Group PLC (the 'Group' or 'IHG') for the year ended 31 December 2024 have been prepared in accordance with UK-adopted international accounting standards and with applicable law and regulations, including the Companies Act 2006, and with International Financial Reporting Standards ('IFRSs') as issued by the International Accounting Standards Board ('IASB'). The preliminary statement of results shown in this announcement does not represent the statutory accounts of the Group and its subsidiaries within the meaning of Section 435 of the Companies Act 2006.

The Group financial statements for the year ended 31 December 2024 were approved by the Board on 17 February 2025. The auditor, PricewaterhouseCoopers LLP, has given an unqualified report in respect of those Group financial statements with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006. The Group financial statements for the year ended 31 December 2024 will be delivered to the Registrar of Companies in due course.

Going concern

The period to 30 June 2026 has been used to complete the going concern assessment.

In adopting the going concern basis for preparing the Group financial statements, the Directors have considered a 'Base Case' scenario, as prepared by management, which assumes Global RevPAR in 2025 and 2026 continues to grow in line with market expectations in each of our regions. The assumptions applied in the Base Case scenario are consistent with those used for Group planning purposes, for impairment testing (impairment tests adjusted for factors specific to individual properties or portfolios) and for assessing recoverability of deferred tax assets.

The Directors have also reviewed a 'Severe Downside Case' which is based on a severe but plausible scenario equivalent to the market conditions experienced through the 2008/2009 global financial crisis. This assumes that trading performance during 2025 starts to worsen and then RevPAR decreases significantly by 17% in 2026.

A large number of the Group's principal risks would result in an impact on RevPAR, which is one of the sensitivities assessed against the headroom available in the Base Case and Severe Downside Case scenarios. Climate risks are not considered to have a significant impact over the period of assessment. Other principal risks that could result in a large one-off incident that has a material impact on cash flow have also been considered, for example a cybersecurity event.

The final one-year extension to the Group's revolving credit facility of $1,350m was exercised in April 2024 and the facility now matures in 2029. The Group's key covenant requires net debt:EBITDA below 4.0x. See note 10 for additional information. In September 2024 the Group issued a €750m bond. The only debt maturity in the period under consideration is the £300m bond in August 2025. The Base Case assumes new funding is completed in 2025 and 2026 for refinancing purposes, however no additional funding is modelled in the Severe Downside Case.

Under the Base Case and Severe Downside Case, bank covenants are not breached and there is significant headroom to the covenants to absorb multiple additional risks and uncertainties. The Directors also reviewed a number of actions that could be taken, if required, to reduce discretionary spend, creating substantial additional headroom to the covenants.

The Directors reviewed a reverse stress test scenario to determine what decrease in RevPAR would create a breach of the covenants. The Directors concluded that it was very unlikely that a single risk or combination of the risks considered could create the sustained RevPAR impact required, except for a significant global event.

Having reviewed these scenarios, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 30 June 2026. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

2. Exchange rates

$1 equivalent	Average	2024 Closing	Average	2023 Closing
Sterling	£0.78	£0.80	£0.80	£0.78
Euro	€0.92	€0.96	€0.92	€0.90

3. Segmental information

Revenue	2024 $m	2023 $m
Americas	1,141	1,105
EMEAA	748	677
Greater China	161	161
Central	262	221
Revenue from reportable segments	**2,312**	**2,164**
System Fund and reimbursable revenues	2,611	2,460
Total revenue	**4,923**	**4,624**

Profit	2024 $m	2023 $m
Americas	828	815
EMEAA	270	215
Greater China	98	96
Central	(72)	(107)
Operating profit from reportable segments	**1,124**	**1,019**
System Fund and reimbursable result	(83)	19
Operating exceptional items (note 5)	-	28
Operating profit	**1,041**	**1,066**
Net financial expenses	(140)	(52)
Fair value losses on contingent purchase consideration	(4)	(4)
Profit before tax	**897**	**1,010**

4. Revenue

Year ended 31 December 2024

	Americas	EMEAA	Greater China	Central	Group
	$m	$m	$m	$m	$m
Franchise and base management fees	958	277	122	-	1,357
Incentive management fees	21	118	39	-	178
Central revenue	-	-	-	239	239
Revenue from fee business	979	395	161	239	1,774
Revenue from owned, leased and managed lease hotels	162	353	-	-	515
Revenue from insurance activities	-	-	-	23	23
	1,141	748	161	262	2,312
System Fund revenues					1,611
Reimbursable revenues					1,000
Total revenue					**4,923**

Following execution of a revised agreement with the IHG Owners Association, a portion of ancillary revenue from the consumption of certain IHG One Rewards points are reported in Central revenue. The agreed change initially applies to 50% of proceeds from points sold to consumers from 1 January 2024, resulting in approximately $25m of fee business revenue in 2024 which would have previously been recognised in System Fund and reimbursable revenues, and will increase to 100% from 1 January 2025. In line with the Group's accounting policy, revenue from the sale of points is deferred until the future benefit has been consumed by the member.

Year ended 31 December 2023

	Americas	EMEAA	Greater China	Central	Group
	$m	$m	$m	$m	$m
Franchise and base management fees	936	253	115	-	1,304
Incentive management fees	21	101	46	-	168
Central revenue	-	-	-	200	200
Revenue from fee business	957	354	161	200	1,672
Revenue from owned, leased and managed lease hotels	148	323	-	-	471
Revenue from insurance activities	-	-	-	21	21
	1,105	677	161	221	2,164
System Fund revenues					1,564
Reimbursable revenues					896
Total revenue					**4,624**

5. Exceptional items

	2024 $m	2023 $m
Administrative expenses:		
Commercial litigation and disputes	(12)	-
	(12)	-
Share of profits of associate	-	18
Other operating income	-	10
Impairment reversal on other financial assets	6	-
Other net impairment reversals:		
Property, plant and equipment – reversal	3	-
Contract assets – reversal	3	-
	6	-
Operating exceptional items	-	28
Tax on exceptional items	-	(7)
Tax	**-**	**(7)**

Commercial litigation and disputes

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. In the year to 31 December 2024, the charge for commercial disputes relates to the EMEAA region and includes legal costs. There are several uncertainties remaining including the timing and nature of resolution of the disputes and the value of legal costs ultimately incurred. The costs are presented as exceptional reflecting the quantum of the costs and nature of the disputes.

Share of profits of associate

As part of an agreed settlement of the 2021 Americas commercial dispute in relation to the InterContinental New York Barclay associate, in 2022 the Group was allocated expenses in excess of its actual percentage share which directly reduced the Group's current interest in the associate. This resulted in $60m of additional expenses being allocated to the Group in 2022, with a current tax benefit of $15m and, applying equity accounting to this additional share of expenses, reduced the Group's investment to $nil. In addition, a liability of $18m was recognised, reflecting an unavoidable obligation to repay this amount in certain circumstances. The value of the liability was linked to the value of the hotel; increases in the property value were attributed first to the Group and were reflected as a reduction of the liability until it was reduced to $nil.

In 2023, the increase in fair value of the hotel (according to pricing opinions provided by a professional external valuer) resulted in a full reversal of the liability but no further trigger for reversal of previous impairment charges.

The 2023 gain was presented as exceptional by reason of its size, the nature of the agreement and for consistency with the associated charges in 2022 and 2021.

Other operating income

In 2023, related to amounts receivable from the Group's insurer under its business interruption policy for certain owned, leased and managed lease hotels due to Covid-19.

The income was presented as exceptional due to its size.

5. Exceptional items (continued)

Impairment reversal on other financial assets

The 2024 reversal of $6m relates to impairments originally recorded in 2020. The reversals are presented as exceptional for consistency with the treatment of the corresponding impairments.

Impairment reversal on property, plant and equipment

An impairment reversal of $3m was recognised in relation to one hotel in the UK portfolio (EMEAA region) as a result of continued strong performance. The original impairment was recorded in 2020 as a result of the pandemic and was treated as exceptional; the reversal is also classified as exceptional for consistency.

Impairment reversal on contract assets

The 2024 reversal of $3m relates to an impairment originally recorded in 2020. This reversal is presented as exceptional for consistency with the treatment applied in prior years.

6. Tax

	2024 $m	2023 $m
Current tax	316	273
Deferred tax	(47)	(13)
Tax charge	**269**	**260**
Further analysed as:		
UK tax	33	18
Foreign tax	236	242
	269	**260**

The deferred tax asset has reduced to $122m (2023: $134m) in the year and comprises $99m (31 December 2023: $113m) in the UK and $23m (31 December 2023: $21m) in respect of other territories. The deferred tax asset has been recognised based upon forecasts consistent with those used in the going concern assessment.

7. Dividends

	2024 cents per share	$m	2023 cents per share	$m
Paid during the year:				
Final (declared for previous year)	104.0	172	94.5	166
Interim	53.2	87	48.3	79
	157.2	**259**	**142.8**	**245**

The final dividend in respect of 2024 of 114.4¢ per ordinary share (amounting to approximately $180m) is proposed for approval at the AGM on 8 May 2025.

8. **Earnings per ordinary share**

	2024	2023
Basic earnings per ordinary share		
Profit available for equity holders ($m)	628	750
Basic weighted average number of ordinary shares (millions)	161.2	169.0
Basic earnings per ordinary share (cents)	**389.6**	**443.8**
Diluted earnings per ordinary share		
Profit available for equity holders ($m)	628	750
Diluted weighted average number of ordinary shares (millions)	163.0	170.0
Diluted earnings per ordinary share (cents)	**385.3**	**441.2**

Diluted weighted average number of ordinary shares is calculated as:

	2024 millions	2023 millions
Basic weighted average number of ordinary shares	161.2	169.0
Dilutive potential ordinary shares	1.8	1.0
	163.0	170.0

9. Reconciliation of profit for the year to cash flow from operations

	2024 $m	2023 $m
Profit for the year	**628**	**750**
Adjustments for:		
Net financial expenses	140	52
Fair value losses on contingent purchase consideration	4	4
Income tax charge	269	260
Operating profit adjustments:		
Impairment loss/(reversal) on financial assets	10	(1)
Other operating exceptional items	12	(28)
Depreciation and amortisation	65	67
	87	38
Contract assets deduction in revenue	43	37
Share-based payments cost	44	36
Share of profits of associates and joint ventures (before exceptional items)	(10)	(13)
	77	60
System Fund adjustments:		
Depreciation and amortisation	80	83
Impairment loss on financial assets	9	-
Other impairment charges	3	-
Share-based payments cost	23	20
Share of losses of associates	2	3
	117	106
Working capital and other adjustments:		
Increase in deferred revenue	214	123
Changes in working capital	(151)	(39)
Other adjustments	(7)	(5)
	56	79
Cash flows relating to exceptional items	8	(29)
Contract acquisition costs, net of repayments	(237)	(101)
Total adjustments	521	469
Cash flow from operations	**1,149**	**1,219**

In 2024, increase in deferred revenue includes $100m of initial upfront payments received in relation to co-branding agreements which will be recognised over the term of those agreements.

10. Net debt

	2024 $m	2023 $m
Cash and cash equivalents	1,008	1,322
Loans and other borrowings – current	(398)	(599)
Loans and other borrowings – non-current	(2,876)	(2,567)
Lease liabilities – current	(26)	(30)
Lease liabilities – non-current	(388)	(396)
Principal amounts payable on maturity of derivative financial instruments	(102)	(2)
Net debt*	**(2,782)**	**(2,272)**

* See 'Use of key performance measures and Non-GAAP measures'.

In the Group statement of cash flows, cash and cash equivalents is presented net of $17m bank overdrafts (31 December 2023: $44m). Cash and cash equivalents includes $22m (31 December 2023: $56m) with restrictions on use.

Revolving Credit Facility

The revolving credit facility matures in 2029. A variable rate of interest is payable on amounts drawn. There were no amounts drawn as at 31 December 2024 or 31 December 2023.

The RCF contains two financial covenants: interest cover (Covenant EBITDA: Covenant interest payable) of greater than 3.5 and a leverage ratio (Covenant net debt: Covenant EBITDA) of less than 4.0. These are tested at half year and full year on a trailing 12-month basis.

	2024	2023
Covenant EBITDA ($m)	1,195	1,086
Covenant net debt ($m)	2,804	2,328
Covenant interest payable ($m)	123	88
Leverage	2.35	2.14
Interest cover	9.72	12.34

11. Movement in net debt

	2024 $m	2023 $m
Net (decrease)/increase in cash and cash equivalents, net of overdrafts	(269)	339
Add back financing cash flows in respect of other components of net debt:		
Principal element of lease payments	46	28
Issue of long-term bonds	(834)	(657)
Repayment of long-term bonds	547	-
Settlement of currency swaps	45	-
	(196)	(629)
Increase in net debt arising from cash flows	(465)	(290)
Other movements:		
Lease liabilities	(36)	(25)
Increase in accrued interest	(6)	(2)
Exchange and other adjustments	(3)	(104)
	(45)	(131)
Increase in net debt	**(510)**	**(421)**
Net debt at beginning of the year	(2,272)	(1,851)
Net debt at end of the year	**(2,782)**	**(2,272)**

12. Equity

In the year ended 31 December 2024, 7.5m shares were repurchased for total consideration of $812m, (including $20m taxes and transaction costs) and subsequently cancelled. The cost of treasury shares and related transaction costs have been deducted from retained earnings.

In the year ended 31 December 2023, 10.9m shares were repurchased for total consideration of $790m (including $28m taxes and transaction costs) and subsequently cancelled. Of the total consideration, $38m related to the completion of the 2022 programme and $752m related to the 2023 programme.

For each of the share buyback programmes undertaken, authority was given to the Company at the respective AGM prior to commencement of the buyback.

In February 2025, the Board approved a further $900m share buyback programme to be completed by the end of 2025. A resolution to renew the authority to repurchase shares will be put to shareholders at the AGM on 8 May 2025.

13. Events after the reporting period

On 17 February 2025, the Group completed the acquisition of the Ruby brand and related intellectual property ("Ruby brand") from the Ruby Group for initial purchase consideration of €110.5m ($116m). Future payments to incentivise growth may be payable in 2030 and/or 2035 totalling up to €181m ($190m), contingent on the number of Ruby branded rooms operated by the seller at the end of the preceding year.

The Group expects to account for the transaction as an asset purchase and to recognise an intangible asset for the Ruby brand at cost, comprising the initial payment and the present value of expected future payments. Due to the proximity of the transaction to the date of these financial statements, the estimate has not been finalised. Further details will be provided in the interim results for 2025.

Cautionary note regarding forward-looking statements:

This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.